Filed Pursuant to Rule 424(b)(2)

Registration No. 333-232144

Pricing Supplement, dated October 14, 2020 to the Prospectus dated August 1, 2019, the Prospectus Supplement dated August 1, 2019 and the Prospectus Addendum dated May 11, 2020

$800,000,000
iPath® S&P MLP ETN*

This pricing supplement relates to the iPath® S&P MLP Exchange Traded Notes (the “ETNs”) that Barclays Bank PLC may issue from time to time.  The return of the ETNs is linked to the performance of the S&P MLP Index (the “Index”) in the manner described in this pricing supplement, and the ETNs do not guarantee any return of principal at or prior to maturity.  You may receive periodic interest payments under the circumstances described in this pricing supplement and a cash payment in U.S. dollars at maturity or upon early redemption based on the performance of the Index less an investor fee (and in the case of holder redemption, a redemption charge).

You may lose some or all of your investment if you invest in the ETNs.  Any payment on the ETNs at or prior to maturity, including any repayment of principal, is subject to the creditworthiness of Barclays Bank PLC and is not guaranteed by any third party.  See “Risk Factors” beginning on page PS-13 of this pricing supplement for risks relating to an investment in the ETNs.

Furthermore, because the accrued investor fee (and, in the case of holder redemption, the redemption charge) reduces the amount of your return on any coupon payment date or at maturity or upon early redemption, the VWAP level of the Index will need to increase significantly and/or the aggregate amount of any coupon payments must be substantial in order for you to receive an aggregate amount over the term of the ETNs equal to at least the amount you invested in the ETNs.  You will receive an aggregate amount over the term of the ETNs that is less than the amount you invested in the ETNs if (i) any increase in the VWAP level of the Index, together with any coupon payments, is insufficient to offset the negative effect of the accrued investor fee (and, in the case of holder redemption, the redemption charge) or (ii) any coupon payments are insufficient to offset any decrease in the VWAP level of the Index and the negative effect of the accrued investor fee (and, in the case of holder redemption, the redemption charge).

The principal terms of the ETNs are as follows:

Issuer: Barclays Bank PLC

Series: Global Medium-Term Notes, Series A

Principal Amount per ETN: $25.00

Inception and Issue Dates: The ETNs were first sold on January 3, 2013 (the “inception date”) and were first issued on January 8, 2013 (the “issue date”).

Maturity Date:  December 15, 2042

Secondary Market:  Effective as of May 13, 2019, we have listed the ETNs on CBOE BZX Exchange (“CBOE BZX”). The ticker symbol, CUSIP number and ISIN for the ETNs are as follows:

ETNs	Ticker Symbol	CUSIP	ISIN
iPath® S&P MLP ETN	IMLP	06742A750	US06742A7506

To the extent that the ETNs are listed and an active secondary market in the ETNs exists, we expect that investors will purchase and sell the ETNs primarily in this secondary market.  We are not required to maintain any listing of the ETNs on CBOE BZX or on any other securities exchange.

Index: The return on the ETNs is linked to the performance of the Index.  The Index is designed to provide exposure to leading partnerships that trade on major U.S. exchanges and are classified in the GICS® Energy Sector and GICS® Gas Utilities Industry according to the Global Industry Classification Standard® (“GICS”).  It includes both master limited partnerships (“MLPs”) and publicly traded limited liability companies which have a similar legal structure to MLPs and share the same tax benefits as MLPs (collectively, the “Index Constituents”).  The Index is calculated, maintained and published by S&P Dow Jones Indices LLC (“S&P Dow Jones Indices” or the “Index Sponsor”).  The level of the Index is reported on Bloomberg page “SPMLP <Index>”, and the intraday level of the Index is reported on Bloomberg page “IMLPIV <Index>”.

Coupon Payments:  For each ETN that you hold on the applicable coupon record date, you will receive an interest payment in cash per ETN on each coupon payment date in U.S. dollars equal to the coupon amount, if any, on the applicable coupon valuation date.

Coupon Amount:  The coupon amount on any coupon valuation date will equal the greater of (i) zero and (ii)(1) the accrued dividend on such coupon valuation date minus (2) the accrued investor fee on such coupon valuation date.  If on any coupon valuation date the accrued investor fee is greater than the accrued dividend, you will not receive a coupon payment on the applicable coupon payment date.  The value of any distributions in respect of any Index Constituents occurring after a coupon valuation date but before the immediately following coupon-ex date will not be reflected in the accrued dividend on such coupon valuation date and, therefore, will not be reflected in the coupon amount payable on the corresponding coupon payment date.

Payment at Maturity:  If you hold your ETNs to maturity, you will receive a cash payment per ETN at maturity in U.S. dollars equal to the closing indicative value on the final valuation date (which will reflect the applicable closing VWAP level calculated by reference to

*

10,000,000 ETNs, principal amount $25 each, were issued on January 8, 2013, an additional 4,000,000 ETNs, principal amount $25 each, were issued on March 22, 2013, an additional 6,000,000 ETNs, principal amount $25 each were issued on July 29, 2014, an additional 6,000,000 ETNs, principal amount $25 each were issued on August 27, 2014, and an additional 6,000,000 ETNs, principal amount $25 each were issued on October 29, 2014.

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the arithmetic mean of the VWAP levels as of the close of trading on each of the five index business days from and including the final valuation date).

Closing Indicative Value:  The closing indicative value for each ETN on any given calendar day until the final valuation date or applicable valuation date (in the case of early redemption) will equal (1) the ETN current value on such calendar day plus (2) the accrued dividend on such calendar day minus (3) the accrued investor fee on such calendar day.  If the ETNs undergo a split or reverse split, the closing indicative value will be adjusted accordingly.

The closing indicative value is not the market price of the ETNs in any secondary market and is not intended as a price or quotation, or as an offer or solicitation for the purchase or sale of the ETNs or as a recommendation to transact in the ETNs at the stated price.  The market price of the ETNs at any time may vary significantly from the closing indicative value.

ETN Current Value:  The ETN current value on the initial valuation date was $25.00.  On any subsequent calendar day until maturity or early redemption, the ETN current value will equal (1) the closing VWAP level on that day (or on the immediately preceding index business day, if such calendar day is not an index business day) divided by (2) the VWAP factor.

Initial VWAP Level:  The initial VWAP level is 2,144.96, which is equal to the VWAP level at the closing of trading on the initial valuation date, as determined by the VWAP calculation agent, which is currently the ICE Data Indices, LLC.

Closing VWAP Level:  The closing VWAP level is equal to (i) the VWAP level as of the close of trading on any index business day, for purposes of holder redemption, or (ii) the arithmetic mean of the VWAP levels as of the close of trading on each index business day during the final measurement period or the issuer redemption measurement period, for purposes of the payment at maturity or upon issuer redemption, respectively, in each case as determined by the VWAP calculation agent.

VWAP Level:  On any index business day, as calculated by the VWAP calculation agent, (1) the sum of the products of (i) the VWAP of each Index Constituent as of such date and (ii) the published unit weighting of that Index Constituent as of such date, divided by (2) the index divisor as of such date.  The VWAP level is reported on Bloomberg page “SPMLPVW <Index>“.

VWAP:  With respect to each Index Constituent, on any index business day, the consolidated volume-weighted average price of one unit of such Index Constituent as determined by the VWAP calculation agent based on all trades in such Index Constituent reported in the consolidated tape system during the regular trading session.

Index Divisor:  The index divisor, as of any index business day, is the divisor used by the Index Sponsor to calculate the level of the index, as further described under “The Index—Index Calculations” in this pricing supplement.

VWAP Factor:  The VWAP factor is 85.7984, which is equal to (1) the initial VWAP level divided by (2) the principal amount per ETN.  If the ETNs undergo a split or reverse split, the VWAP factor will be adjusted accordingly.

Accrued Dividend:  The accrued dividend on the initial valuation date was zero.  The accrued dividend on any subsequent calendar day will equal (1) the accrued dividend as of the immediately preceding calendar day plus (2) the dollar dividend value on such calendar day minus (3) the coupon adjustment dividend amount on such calendar day.  If the ETNs undergo a split or reverse split, the accrued dividend will be adjusted accordingly.

Dollar Dividend Value:  The dollar dividend value on any calendar day will equal (1) the index dividend on such calendar day divided by (2) the VWAP factor.

Index Dividend:  The index dividend on any calendar day represents the aggregate cash value of distributions that a hypothetical person holding Index Constituents in proportion to the weights of the Index Constituents would have been entitled to receive with respect to any Index Constituent for those cash distributions whose “ex-dividend date” occurs on such calendar day.  The index dividend on any calendar day will equal (1) the sum of the products of (i) the cash value of distributions that a hypothetical holder of each Index Constituent on such calendar day would have been entitled to receive in respect of that Index Constituent for those cash distributions whose “ex-dividend date” occurs on such calendar day and (ii) the published unit weighting of that Index Constituent as of such date, divided by (2) the index divisor as of such date.

Coupon Adjustment Dividend Amount:  On any calendar day that is not a coupon ex-date, the coupon adjustment dividend amount will equal zero.  On any calendar day that is a coupon ex-date, the coupon adjustment dividend amount will equal the accrued dividend on the coupon valuation date immediately preceding such coupon ex-date.  The effect of the coupon adjustment dividend amount as of each coupon ex-date is to reduce the accrued dividend (and, therefore, the closing indicative value) by the amount of the index dividends reflected in any coupon amount that holders will be entitled to receive on the immediately following coupon payment date.

Accrued Investor Fee:  The accrued investor fee for each ETN on the initial valuation date was zero.  The accrued investor fee for each ETN on any subsequent calendar day will equal (1) the accrued investor fee as of the immediately preceding calendar day plus (2) the daily fee value on such calendar day minus (3) the coupon adjustment fee amount on such calendar day.  If the ETNs undergo a split or reverse split, the accrued investor fee will be adjusted accordingly.  The accrued investor fee reduces the daily return of the ETNs. Because the net effect of the accrued investor fee is a fixed percentage of the value of each ETN, the aggregate effect of the accrued investor fee will increase or decrease in a manner directly proportional to the value of each ETN and the amount of ETNs that are redeemed, as applicable.

Daily Fee Value:  The daily fee value for each ETN on any calendar day is equal to the product of (1) the closing VWAP level on such calendar day divided by the VWAP factor and (2) 0.80% divided by 365.  Because the daily fee value is calculated and subtracted from the closing indicative value on a daily basis, the net effect of the fee accumulates over time and is subtracted at the rate of approximately 0.80% per year.

Coupon Adjustment Fee Amount:  On any calendar day that is not a coupon ex-date, the coupon adjustment fee amount will equal zero.  On any calendar day that is a coupon ex-date, the coupon adjustment fee amount will equal (i) the coupon adjustment dividend amount on such coupon ex-date, if the coupon amount in respect of such coupon-ex date is zero or (ii) the accrued investor fee on the coupon valuation date immediately preceding such coupon ex-date, if the coupon amount in respect of such coupon-ex date is greater than zero.  The effect of the coupon adjustment fee amount as of each coupon ex-date is to reduce the accrued investor fee by the portion of the accrued investor fee that was offset against accrued dividends in calculating any coupon amount that holders will be entitled to receive on the immediately following coupon payment date.  If the coupon amount in respect of any coupon valuation date is zero, which means that the accrued investor fee as of that coupon valuation date is equal to or greater than the accrued dividend as of that coupon valuation date, the accrued investor fee will be reduced by the accrued dividend and the remaining accrued investor fee will effectively be carried forward to be offset against subsequent accrued dividends.

There is no minimum limit to the level of the Index.  Moreover, the ETNs are not principal protected.  Therefore, a decrease in the level of the Index could cause you to lose up to your entire investment in the ETNs.

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Early Redemption

Holder Redemption: Subject to the notification requirements set forth under “Specific Terms of the ETNs—Early Redemption Procedures” in this pricing supplement, you may redeem your ETNs on any redemption date during the term of the ETNs.  If you redeem your ETNs, you will receive a cash payment in U.S. dollars per ETN equal to the closing indicative value on the applicable valuation date minus the redemption charge. You must redeem at least 50,000 ETNs at one time in order to exercise your right to redeem your ETNs on any redemption date.  If you hold fewer than 50,000 ETNs or fewer than 50,000 ETNs are outstanding, you will not be able to exercise your right to redeem your ETNs.

Issuer Redemption: We may redeem the ETNs (in whole but not in part) at our sole discretion on any trading day on or after the inception date until and including maturity. To exercise our right to redeem, we must deliver notice to the holders of the ETNs not less than 20 calendar days prior to the redemption date specified by us in such notice. If we redeem the ETNs, you will receive a cash payment in U.S. dollars per ETN in an amount equal to the closing indicative value on the applicable valuation date (which will reflect the applicable closing VWAP level calculated by reference to the arithmetic mean of the VWAP levels as of the close of trading on each of the five index business days from and including such valuation date).

Redemption Date:  In the case of holder redemption, effective as of August 31, 2017, a redemption date is the second business day following any valuation date (other than the final valuation date). The final redemption date will be the second business day following the valuation date that is immediately prior to the final valuation date. In the case of issuer redemption, the redemption date for the ETNs is the fifth business day after the last day of the issuer redemption measurement period, which will in no event be prior to the 20th calendar day following the date on which we deliver such notice.

Redemption Charge: The redemption charge is a one-time charge imposed upon holder redemption and is equal to 0.125% times the closing indicative value on the applicable valuation date.  The redemption charge is intended to allow us to recoup the brokerage and other transaction costs that we will incur in connection with redeeming the ETNs. The proceeds we receive from the redemption charge may be more or less than such costs.  Because the net effect of the redemption charge is a fixed percentage of the value of each ETN, the aggregate effect of the redemption charge will increase or decrease in a manner directly proportional to the value of each ETN and the amount of ETNs that are redeemed, as applicable.

Other Principal Terms

Valuation Date:  A valuation date means each index business day from January 3, 2013 to December 2, 2042, inclusive (subject to the occurrence of a market disruption event).  We refer to January 3, 2013 as the “initial valuation date” and December 2, 2042 as the “final valuation date”.

Coupon Valuation Date:  A coupon valuation date means the 15th of February, May, August and November of each calendar year during the term of the ETNs or if such date is not an index business day, then the first index business day following such date (subject to the occurrence of a market disruption event).  The first coupon valuation date was on February 15, 2013.

Coupon Ex-Date:  A coupon ex-date means the seventh index business day following each coupon valuation date (subject to the occurrence of a market disruption event).  The first coupon ex-date was on February 27, 2013.

Coupon Record Date:  A coupon record date means the ninth index business day following each coupon valuation date (subject to the occurrence of a market disruption event).  The first coupon record date was on March 1, 2013.

Coupon Payment Date:  A coupon payment date means the 15th index business day following each coupon valuation date (subject to the occurrence of a market disruption event).  The first coupon payment date was on March 11, 2013.

Intraday Indicative Value: The intraday indicative value is intended to provide an approximation of the effect that changes in the level of the Index during the current trading day would have on the closing indicative value of the ETNs from the previous day. Intraday indicative value differs from closing indicative value in two important respects.  First, intraday indicative value is based on the most recent Index level published by the Index Sponsor, which reflects the most recent reported sales prices for the Index Constituents, rather than the VWAP level.  Second, the intraday indicative value only reflects the accrued dividend and accrued investor fee at the close of business on the preceding calendar day, but does not include any adjustment for the index dividend or investor fee accruing during the course of the current day. It is published as a convenience for reference purposes only and does not represent the actual trading price of the ETNs, which may be influenced by bid-offer spreads, hedging and transaction costs and market liquidity, among other factors. The intraday indicative value for each ETN at any given time on any index business day will equal (1) the intraday ETN current value plus (2) the accrued dividend on the immediately preceding calendar day minus (3) the accrued investor fee on the immediately preceding calendar day. If the ETNs undergo any splits or reverse splits, the intraday indicative value will be adjusted accordingly.

The intraday indicative value is not the market price of the ETNs in any secondary market and is not intended as a price or quotation, or as an offer or solicitation for the purchase or sale of the ETNs or as a recommendation to transact in the ETNs at the stated price. Because the intraday indicative value is based on the intraday Index levels, it will reflect any lags, disruptions or suspensions that affect the Index. The market price of the ETNs at any time may vary significantly from the intraday indicative value due to, among other things, imbalances of supply and demand for the ETNs (including as a result of any decision of ours to issue, stop issuing or resume issuing additional ETNs), stocks included in the Index and/or other derivatives related to the Index or the ETNs; any trading disruptions, suspension or limitations to any of the forgoing; lack of liquidity; severe volatility; transaction costs; credit considerations; and bid-offer spreads. A premium or discount market price over the intraday indicative value can also arise as a result of actions (or failure to take action) by the index sponsor, the relevant exchanges of the stocks included in the Index and CBOE BZX and technical or human errors by service providers, market participants and others.

Business Day: A business day means a Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institutions in New York City or London, as applicable, generally are authorized or obligated by law, regulation, or executive order to close.

Trading Day: A trading day with respect to the ETNs is a day on which (1) it is a business day in New York City, (2) trading is generally conducted on the CBOE BZX, in each case as determined by the calculation agent in its sole discretion.

Index Business Day:  An index business day means any day on which the Index Sponsor publishes a level for the Index.

Final Measurement Period:  The final measurement period means the five index business days from and including the final valuation date (subject to the occurrence of a market disruption event).

Issuer Redemption Measurement Period:  The issuer redemption measurement period means the five index business days from and including the applicable valuation date specified in the issuer redemption notice (subject to the occurrence of a market disruption event).

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Sale to Public: We sold a portion of the ETNs on the inception date at 100% of the principal amount through Barclays Capital Inc., our affiliate, as principal, in the initial distribution.  The remainder of the ETNs will be offered and sold from time to time through Barclays Capital Inc., as agent.  Sales of the ETNs by us after the inception date will be made at market prices prevailing at the time of sale, at prices related to market prices or at negotiated prices.  However, we are under no obligation to issue or sell ETNs at any time.  If we limit, restrict or stop sales of ETNs, or if we subsequently resume sales of ETNs, the liquidity and trading price of the ETNs in the secondary market could be materially and adversely affected.  Barclays Capital Inc. will not receive an agent’s commission in connection with sales of the ETNs.  Please see “Supplemental Plan of Distribution” in this pricing supplement for more information.

We may use this pricing supplement in the initial sale of the ETNs.  In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market-making transactions in any ETNs after the initial sale of ETNs.  Unless we or our agent informs you otherwise in the confirmation of sale or in a notice delivered at the same time as the confirmation of sale, this pricing supplement is being used in a market-making transaction.

Although the ETNs are interest bearing debt obligations of Barclays Bank PLC, they are not deposit liabilities of Barclays Bank PLC and are not insured by the United States Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.  In addition, the ETNs are not expected to be treated as indebtedness for U.S. federal income tax purposes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these ETNs or determined that this pricing supplement is truthful or complete.  Any representation to the contrary is a criminal offense.

Pricing Supplement dated October 14, 2020

Issued in denominations of $25.00

PRICING SUPPLEMENT

PRICING SUPPLEMENT SUMMARY	PS-1
RISK FACTORS	PS-13
THE INDEX	PS-22
HISTORICAL COUPON PAYMENTS ON THE ETNS	PS-28
VALUATION OF THE INDEX AND THE ETNS	PS-31
SPECIFIC TERMS OF THE ETNS	PS-33
CLEARANCE AND SETTLEMENT	PS-40
USE OF PROCEEDS AND HEDGING	PS-40
MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS	PS-41
SUPPLEMENTAL PLAN OF DISTRIBUTION	PS-47
NOTICE OF REDEMPTION	A-1
CONFIRMATION OF REDEMPTION	B-1

PROSPECTUS ADDENDUM

RISK FACTORS	PA-1

PROSPECTUS SUPPLEMENT

SUMMARY	S-1
RISK FACTORS	S-7
U.K. BAIL-IN POWER	S-38
TERMS OF THE NOTES	S-41
INTEREST MECHANICS	S-50
TERMS OF THE WARRANTS	S-53
REFERENCE ASSETS	S-60
BENEFIT PLAN INVESTOR CONSIDERATIONS	S-97
PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)	S-99
USE OF PROCEEDS AND HEDGING	S-108
MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES	S-109
VALIDITY OF SECURITIES	S-129

PROSPECTUS

FORWARD-LOOKING STATEMENTS	1
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE	2
THE BARCLAYS BANK GROUP	3
USE OF PROCEEDS	3
DESCRIPTION OF DEBT SECURITIES	4
DESCRIPTION OF WARRANTS	23
GLOBAL SECURITIES	35
CLEARANCE AND SETTLEMENT	36
DESCRIPTION OF PREFERENCE SHARES	43
DESCRIPTION OF AMERICAN DEPOSITARY SHARES	49
DESCRIPTION OF SHARE CAPITAL	55
TAX CONSIDERATIONS	57
EMPLOYEE RETIREMENT INCOME SECURITY ACT	76
PLAN OF DISTRIBUTION	78
SERVICE OF PROCESS AND ENFORCEMENT OF LIABILITIES	81
WHERE YOU CAN FIND MORE INFORMATION	82
FURTHER INFORMATION	82
VALIDITY OF SECURITIES	82
EXPERTS	82
EXPENSES OF ISSUANCE AND DISTRIBUTION	84

PRICING SUPPLEMENT SUMMARY

The following is a summary of the terms of the iPath® S&P MLP Exchange Traded Notes (the “ETNs”) linked to the performance of the S&P MLP Index (the “Index”), as well as a discussion of risks and other considerations you should take into account when deciding whether to invest in the ETNs.  The information in this section is qualified in its entirety by the more detailed explanations set forth elsewhere in this pricing supplement and the accompanying prospectus and prospectus supplement.  References to the “prospectus” mean our accompanying prospectus, dated August 1, 2019, references to the “prospectus supplement” mean our accompanying prospectus supplement, dated August 1, 2019, which supplements the prospectus, and references to the “prospectus addendum” mean our accompanying prospectus addendum, dated May 11, 2020, which supplements the prospectus and prospectus supplement.

We may, without your consent, create and issue additional securities having the same terms and conditions as the ETNs. We may consolidate the additional securities to form a single class with the outstanding ETNs. We may, but are not required to, offer and sell ETNs after the inception date through Barclays Capital Inc., our affiliate, as agent. We may impose a requirement to purchase a particular minimum amount of ETNs from our inventory in a single purchase, though we may waive this requirement with respect to any purchase at any time in our sole discretion. In addition, we may offer to sell ETNs from our inventory at a price that is greater or less than the prevailing intraday indicative value or the prevailing market price at the time such sale is made. However, we are under no obligation to sell additional ETNs at any time, and if we do sell additional ETNs, we may limit such sales and stop selling additional ETNs at any time.

Any limitation or suspension on the issuance or sale of the ETNs may materially and adversely affect the price and liquidity of the ETNs in the secondary market. Alternatively, the decrease in supply may cause an imbalance in the market supply and demand, which may cause the ETNs to trade at a premium over their indicative value. Any premium may be reduced or eliminated at any time. Paying a premium purchase price over the indicative value of the ETNs could lead to significant losses in the event you sell your ETNs at a time when such premium is no longer present in the marketplace or if we redeem the ETNs at are upon or automatically. Investors should consult their financial advisors before purchasing or selling the ETNs, especially ETNs trading at a premium over their indicative value.

This section summarizes the following aspects of the ETNs:

•                       What are the ETNs and how do they work?

•                       How do you redeem your ETNs?

•                       What are some of the risks of the ETNs?

•                       Is this the right investment for you?

•                       What are the tax consequences?

What Are the ETNs and How Do They Work?

The ETNs are medium-term notes that are senior unsecured debt obligations of Barclays Bank PLC.  The return on the ETNs is linked to the performance of the Index, as measured by the VWAP level.  The Index is designed to provide exposure to leading partnerships that trade on major U.S. exchanges and are classified in the GICS® Energy Sector and GICS® Gas Utilities Industry according to the Global Industry Classification Standard® (“GICS”).  It includes both master limited partnerships (“MLPs”) and publicly traded limited liability companies which have a similar legal structure to MLPs and share the same tax benefits as MLPs.  The Index is calculated, maintained and published by S&P Dow Jones Indices LLC (“S&P Dow Jones Indices” or the “Index Sponsor”).  The level of the Index is reported on Bloomberg page “SPMLP <Index>”, and the intraday level of the Index is reported on Bloomberg page “IMLPIV <Index>”.

The ETNs will be issued in denominations of $25.00.

Inception, Issuance and Maturity

The ETNs were first sold on January 3, 2013, which we refer to as the “inception date.”  The ETNs were first issued on January 8, 2013, which we refer to as the “issue date,” and will be due on December 15, 2042.

Coupon Payments

If you or we have not previously redeemed your ETNs, for each ETN that you hold on the applicable coupon record date, you will receive an interest payment in cash per ETN on each coupon payment date in U.S. dollars equal to the coupon amount, if any, on the applicable coupon valuation date.

The “coupon amount” on any coupon valuation date will equal the greater of (i) zero and (ii)(1) the accrued dividend on such coupon valuation date minus (2) the accrued investor fee on such coupon valuation date.

If on any coupon valuation date the accrued investor fee is greater than the accrued dividend, you will not receive a coupon payment on the applicable coupon payment date.  The value of any distributions in respect of any Index Constituents occurring after a coupon valuation date but before the immediately following coupon-ex date will not be reflected in the accrued dividend on such coupon valuation date and, therefore, will not be reflected in the coupon amount payable on the corresponding coupon payment date.

Understanding the Value of the ETNs

The “principal amount” is $25.00 per ETN, which is the initial offering price at which the ETNs were sold on the inception date.

The “closing indicative value” is the value of the ETNs calculated by us on a daily basis and is used to determine the payment at maturity or upon early redemption.  The closing indicative value reflects the performance of the VWAP levels of the Index Constituents plus the accrued dividend minus the accrued investor fee.  The calculation of the closing indicative value on any valuation date in the case of payment at maturity or upon issuer redemption is based on the arithmetic mean of the VWAP levels as of the close of trading on each of the five index business days from and including such valuation date and in the case of holder redemption is based on the VWAP level on the applicable valuation date.  As a result, the closing indicative value differs from the intraday indicative value or the trading price of the ETNs.  On any given calendar day until the final valuation date or applicable valuation date (in the case of early redemption) the closing indicative value for each ETN will equal (1) the ETN current value on such calendar day plus (2) the accrued dividend on such calendar day minus (3) the accrued investor fee on such calendar day.  If the ETNs undergo a split or reverse split, the closing indicative value will be adjusted accordingly.

The “intraday indicative value” is intended to provide an approximation of the effect that changes in the level of the Index during the current trading day would have on the closing indicative value of the ETNs from the previous day. Intraday indicative value differs from closing indicative value in two important respects.  First, intraday indicative value is based on the most recent Index level published by the Index Sponsor, which reflects the most recent reported sales prices for the Index

Constituents, rather than the VWAP level.  Second, the intraday indicative value only reflects the accrued dividend and accrued investor fee at the close of business on the preceding calendar day, but does not include any adjustment for the index dividend or investor fee accruing during the course of the current day. It is published as a convenience for reference purposes only and does not represent the actual trading price of the ETNs, which may be influenced by bid-offer spreads, hedging and transaction costs and market liquidity, among other factors. The intraday indicative value for each ETN at any given time on any index business day will equal (1) the intraday ETN current value plus (2) the accrued dividend on the immediately preceding calendar day minus (3) the accrued investor fee on the immediately preceding calendar day. If the ETNs undergo any splits or reverse splits, the intraday indicative value will be adjusted accordingly.

The intraday indicative value is not the market price of the ETNs in any secondary market and is not intended as a price or quotation, or as an offer or solicitation for the purchase or sale of the ETNs or as a recommendation to transact in the ETNs at the stated price. Because the intraday indicative value is based on the intraday Index levels, it will reflect any lags, disruptions or suspensions that affect the Index. The market price of the ETNs at any time may vary significantly from the intraday indicative value due to, among other things, imbalances of supply and demand for the ETNs (including as a result of any decision of ours to issue, stop issuing or resume issuing additional ETNs), stocks included in the Index and/or other derivatives related to the Index or the ETNs; any trading disruptions, suspension or limitations to any of the forgoing; lack of liquidity; severe volatility; transaction costs; credit considerations; and bid-offer spreads. A premium or discount market price over the intraday indicative value can also arise as a result of actions (or failure to take action) by the index sponsor, the relevant exchanges of the stocks included in the Index and CBOE BZX and technical or human errors by service providers, market participants and others.

The intraday indicative value of the ETNs is calculated and published every 15 seconds on each trading day from approximately 9:30 a.m. to approximately 4:15 p.m., New York City time by ICE Data Indices, LLC, or a successor, under the following ticker symbol:

ETNs	Ticker Symbol
iPath® S&P MLP ETN	IMLP.IV

For more information regarding the intraday indicative value, see “Valuation of the ETNs—Intraday Indicative Value” in this pricing supplement.

The intraday indicative value will not be updated to reflect any trading in the stocks included in the Index that might take place after 4:15 p.m. The ETNs trade on the CBOE BZX Exchange from approximately 9:30 a.m. to 4:00 p.m., New York City time. The ETNs may also trade during after-hours trading. Therefore, during after-hours trading after 4:15 p.m., the last-published intraday indicative value is likely to differ from any value of the ETNs determined based on real-time trading data of the stocks included in the Index, particularly if there is a significant price movement in the stocks included in the Index during this time period. It is possible that the value of the ETNs could undergo a rapid and substantial decline outside of ordinary market trading hours. You may not be able to accurately assess the value of the ETNs relative to the trading price during after-hours trading, including any premium or discount thereto, when there is no recent intraday indicative value available.

If you sell your ETNs on the secondary market you will receive the “trading price” for your ETNs, which may be substantially above or below the principal amount, the closing indicative value and/or the intraday indicative value because the trading price reflects investor supply and demand for the ETNs.  In addition, if you purchase your ETNs at a price which reflects a premium over the closing indicative value, you may experience a significant loss if you sell or redeem your ETNs at a time when such premium is no longer present in the market place or if we exercise our right to redeem the ETNs.  Furthermore, if you sell your ETNs at a price which reflects a discount below the intraday indicative value, you may experience a significant loss.

There is no minimum limit to the level of the Index.  Moreover, the ETNs are not principal protected.  Therefore, a decrease in the level of the Index could cause you to lose up to your entire investment in the ETNs.

Because the accrued investor fee (and, in the case of holder redemption, the redemption charge) reduces the amount of your return on any coupon payment date or at maturity or upon early redemption, the VWAP level of the Index will need to increase significantly and/or the aggregate amount of any coupon payments must be substantial in order for you to receive an aggregate amount over the term of the ETNs equal to at least the amount you invested in the ETNs.  You will receive an aggregate amount over the term of the ETNs that is less than the amount you invested in the ETNs if (i) any increase in the VWAP level of the Index, together with any coupon payments, is insufficient to offset the negative effect of the accrued investor fee (and, in the case of holder redemption, the redemption charge) or (ii) any coupon payments are insufficient to offset any decrease in the VWAP level of the Index and the negative effect of the accrued investor fee (and, in the case of holder redemption, the redemption charge).

How Do You Redeem Your ETNs?

To redeem your ETNs, you must instruct your broker or other person through whom you hold your ETNs to take the following steps:

•                       deliver a notice of redemption, which is attached as Annex A, to us via facsimile or email by no later than 4:00 p.m., New York City time, on the business day prior to the applicable valuation date.  If we receive your notice by the time specified in the preceding sentence, we will respond by sending you a form of confirmation of redemption, which is attached as Annex B;

•                       deliver the signed confirmation of redemption to us via facsimile or email in the specified form by 5:00 p.m., New York City time, on the same day. We or our affiliate must acknowledge receipt in order for your confirmation to be effective;

•                       instruct your Depository Trust Company (“DTC”) custodian to book a delivery vs. payment trade with respect to your ETNs on the valuation date at a price per ETN equal to the applicable closing indicative value, facing Barclays DTC 229; and

•                       cause your DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 10:00 a.m., New York City time, on the applicable redemption date (the second business day following the valuation date).

Different brokerage firms may have different deadlines for accepting instructions from their customers.  Accordingly, you should consult the brokerage firm through which you own your interest in the ETNs in respect of such deadlines. If we do not receive your notice of redemption by 4:00 p.m., New York City time, or your confirmation of redemption by 5:00 p.m., New York City time, on the business day prior to the applicable valuation date, your notice will not be effective and we will not redeem your ETNs on the applicable redemption date.  Any redemption instructions for which we (or our affiliate) receive a valid confirmation in accordance with the procedures described above will be irrevocable.

The redemption value is determined according to a formula which relies upon the closing indicative value and will be calculated on a valuation date that will occur after the redemption notice is submitted.  It is not possible to publicly disclose, or for you to determine, the precise redemption value prior to your election to redeem.  The redemption value may be below the most recent intraday indicative value or closing indicative value of your ETNs at the time when you submit your redemption notice.

What Are Some of the Risks of the ETNs?

An investment in the ETNs involves risks. Some of these risks are summarized here, but we urge you to read the more detailed explanation of risks in “Risk Factors” in this pricing supplement.

•                       Uncertain Principal Repayment – If the increase in the level of the Index, as measured by the VWAP level and taken together with any coupon payments, is insufficient to offset the negative effect of the accrued investor fee (and, in the case of holder redemption, the redemption charge) or the level of the Index, as measured by the VWAP level and taken together with any coupon payments, decreases, you will receive less than the amount you invested in the ETNs at maturity or upon early redemption.

•                       Credit of Issuer – The ETNs are unsecured and unsubordinated debt obligations of the Issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the ETNs, including any repayment of principal, is subject to the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the ETNs and, in the event Barclays Bank PLC were to default on its obligations, you might not receive any amount owed to you under the terms of the ETNs.

•                       Issuer Redemption – Subject to the procedures described in this pricing supplement, we have the right to redeem or “call” the ETNs (in whole but not in part) at our sole discretion without your consent on any trading day on or after the inception date until and including maturity.

•                       Market and Volatility Risk – The return on the ETNs is linked to the performance of the Index which, in turn, is linked to the performance of the master limited partnerships and other securities that are included as Index Constituents at any time.  The prices of the Index Constituents may change unpredictably and, as a result, affect the level of the Index and, consequently, the value of your ETNs in unforeseeable ways.

•                       Limited or Lack of Portfolio Diversification – The Index Constituents are concentrated in the energy sector. Your investment may therefore carry risks similar to a concentrated securities investment in one industry or sector.

•                       No Guaranteed Coupon Payments – You are not guaranteed to receive coupon payments on the ETNs.  You will receive a coupon payment on a coupon payment date only to the extent that the accrued dividend exceeds the accrued investor fee on the relevant coupon valuation date.  The amount of the accrued dividend on any coupon valuation date depends in part on the aggregate cash value of distributions that a hypothetical holder would have been entitled to receive in respect of the Index Constituents prior to the relevant coupon valuation date.

•                       Taxation – The U.S. federal income tax consequences of investing in the ETNs are uncertain and may be less favorable than a direct investment in the Index Constituents. There is a substantial risk that the ETNs may be treated as “constructive ownership transactions” within the meaning of Section 1260 of the Internal Revenue Code of 1986 (the “Code”), in which case your tax consequences of a sale or exchange of an ETN would be significantly and adversely affected.  If the ETNs are treated as “constructive ownership transactions,” any gain recognized in respect of the ETNs that would otherwise be long-term capital gain and that is in excess of the “net underlying long-term capital gain” (as defined in Section 1260)

would be treated as ordinary income, and an interest charge would apply as if that income had accrued for tax purposes at a constant yield over your holding period for the ETNs.  You should review the discussion under “Material U.S. Federal Income Tax Considerations” below and consult with your tax advisor prior to investing in the ETNs.

•                       A Trading Market for the ETNs May Not Exist – Although we have listed the ETNs on CBOE BZX, a trading market for the ETNs may not exist at any time.  Even if there is a secondary market for the ETNs, whether as a result of any listing of the ETNs or on an over-the-counter basis, it may not provide enough liquidity to trade or sell your ETNs easily.  In addition, although certain affiliates of Barclays Bank PLC intend to engage in limited purchase and resale transactions in the ETNs, they are not required to do so, and if they decide to engage in such transactions, they may stop at any time.  We are not required to maintain any listing of the ETNs on CBOE BZX or on any other securities exchange.

Is This the Right Investment for You?

The ETNs may be a suitable investment for you if:

•                       You do not seek a guaranteed return of principal and you are willing to risk losing up to your entire investment in the ETNs. You may lose all or a substantial portion of your investment if you invest in the ETNs.

•                       You intend to regularly monitor your investment in the ETNs to ensure that it remains consistent with your market views and investment strategies.

•                       You believe the value of the Index, as measured by the VWAP level and taken together with any coupon payments, will increase by an amount sufficient to offset the negative effect of the accrued investor fee (and, in the case of holder redemption, the redemption charge) during the term of the ETNs.

•                       You seek current income but are willing to receive a lower amount of distributions than you would if you owned interests in the Index Constituents directly.

•                       You seek an investment with a return linked to the performance of the Index.

•                       You are willing to accept the risk of market fluctuations in general and fluctuations in the performance of the Index specifically, and the risk of fluctuations in the energy sector in general and in the prices of the Index Constituents in particular.

•                       You are willing to hold securities that are subject to the issuer redemption right on or after the inception date; and

•                       You are willing and able to assume the credit risk of Barclays Bank PLC, as issuer of the ETNs, for all payments under the ETNs and understand that if Barclays Bank PLC were to default on its payment obligations, you might not receive any amounts due to you under the ETNs, including any repayment of principal.

The ETNs may not be a suitable investment for you if:

•                       You seek a guaranteed return of principal and you are not willing to risk losing up to your entire investment in the ETNs;

•                       You do not intend to regularly monitor your investment in the ETNs to ensure that it remains consistent with your market views and investment strategies.

•                       You believe the level of the Index, as measured by the VWAP level, will decrease or value of the Index, as measured by the VWAP level and taken together with any coupon payments, will not increase by an amount sufficient to offset the accrued investor fee (and, in the case of holder redemption, the redemption charge) during the term of the ETNs.

•                       You are not willing to be exposed to market fluctuations in general and fluctuations in the performance of the Index specifically, and the risk of fluctuations in the energy sector in general and in the prices of the Index Constituents in particular.

•                       You are not willing to hold securities that are subject to the issuer redemption right on or after the inception date.

•                       You do not seek an investment with a return linked to the performance of the Index.

•                       You prefer the lower risk and therefore accept the potentially lower returns of fixed income investments with comparable maturities and credit ratings.

•                       You are unwilling or unable to assume the credit risk of Barclays Bank PLC, as issuer of the ETNs, for all payments under the ETNs or you are not willing to be exposed to the risk that if Barclays Bank PLC were to default on its payment obligations, you might not receive any amounts due to you under the ETNs, including any repayment of principal.

What Are the Tax Consequences?

Absent a change in law or an administrative or judicial ruling to the contrary, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, the ETNs should be treated for all U.S. federal income tax purposes as prepaid forward contracts with respect to the Index that are not debt instruments.  If the ETNs are so treated (and subject to the discussion below regarding the application of Section 1260), you should generally recognize capital gain or loss upon the sale, exchange, early redemption or maturity of your ETNs in an amount equal to the difference between the amount you receive at such time (other than any amount attributable to the coupon amount, which will be treated as ordinary income, as described below) and your tax basis in the ETNs. In addition, we intend to treat the coupon amount (including amounts received upon the sale, exchange, early redemption or maturity of the ETNs in respect of accrued but unpaid coupon amounts) as ordinary income to you when received or accrued, in accordance with your regular method of accounting for U.S. federal income tax purposes.

The U.S. federal income tax consequences of your investment in the ETNs are uncertain.  It is possible that the Internal Revenue Service (the “IRS”) may assert an alternative treatment.  See “Risk Factors—The Tax Consequences Are Uncertain” below.  Because of this uncertainty, we urge you to consult your own tax advisor as to the tax consequences of your investment in the ETNs.

There is a substantial risk that the ETNs may be treated as “constructive ownership transactions” within the meaning of Section 1260. Under Section 1260, special tax rules apply to an investor that enters into a “constructive ownership transaction” with respect to a “pass-thru entity.”    It is, however, not entirely clear how Section 1260 applies to an instrument like the ETNs. If the ETNs are treated as “constructive ownership transactions”, then any long-term capital gain that you realize upon the sale, early redemption or maturity of your ETNs would generally be recharacterized as ordinary income (and an interest charge would apply as if that income had accrued for tax purposes at a constant yield over your holding period for the notes) to the extent that such long-term capital gain exceeds the “net underlying long-term capital gain” (as defined in Section 1260) (the “excess gain amount”).  If the ETNs are subject to these rules, the excess gain amount will generally be presumed to be equal to all of the long-term capital gain that you recognize in respect of the ETNs unless you provide clear and convincing evidence to the contrary.  You should review the discussion of Section 1260 under the heading “Material U.S. Federal Income Tax Considerations” below, and are urged consult your own tax advisor regarding the potential application of these rules.

In addition, non-U.S. investors in the ETNs will be subject to U.S. withholding tax.  See “Risk Factors—Non-U.S. Holders of the ETNs May Be Subject to Adverse U.S. Federal Income Tax Consequences” below.

For a more complete discussion of the U.S. federal income tax consequences of your investment in the ETNs, including possible alternative treatments for the ETNs and a discussion of considerations for non-U.S. investors, see “Material U.S. Federal Income Tax Considerations” in this pricing supplement.

Conflicts of Interest

Barclays Capital Inc. is an affiliate of Barclays Bank PLC and, as such, has a “conflict of interest” in this offering within the meaning of Rule 5121 of Financial Industry Regulatory Authority, Inc. (“FINRA”). Consequently, this offering is being conducted in compliance with the provisions of FINRA Rule 5121 (or any successor rule thereto).  In addition, Barclays Capital Inc. will not sell the ETNs to a discretionary account without specific written approval from the account holder.  For more information, please refer to “Plan of Distribution

(Conflicts of Interest)—Conflicts of Interest” in the accompanying prospectus supplement.

Hypothetical Examples

The following two examples illustrate the hypothetical coupon amount payable on each quarterly coupon payment date over a hypothetical period of ten quarters.  These examples show accrued dividends and accrued investor fees as of each quarterly coupon valuation date, to illustrate the effect of quarterly accrual of dividend and investor fees.  The “quarterly coupon payments” reflect the coupon amount that will be paid for each quarter on the coupon payment date following the relevant coupon valuation date.  Each of the hypothetical coupon amounts set forth below is for illustrative purposes only and may not be the actual coupon amount payable to a purchaser of the ETNs on any coupon payment date.  The actual coupon amount payable on any coupon payment date will be determined by reference to the accrued dividend and the accrued investor fee calculated as of the corresponding coupon valuation date and may be substantially different from any amounts set forth below.  The numbers appearing in the following table and examples have been rounded for ease of analysis.

The hypothetical examples in this section do not take into account the effects of applicable taxes.  The after-tax return you receive on your ETNs will depend on the U.S. tax treatment of your ETNs and on your particular circumstances.  Accordingly, the after-tax rate of return of your ETNs could be different than the after-tax return of a direct investment in the Index Constituents or the Index.

These hypothetical examples are provided for illustrative purposes only.  Past performance of the Index and the hypothetical performance of the ETNs are not indicative of the future results of the Index or the ETNs. The actual performance of the Index and the ETNs will vary, perhaps significantly, from the examples illustrated below.

Example 1:

A	B	C	D	E	F	G	H
Quarter	Closing VWAP Level	Quarterly Index Dividend Yield	Quarterly Coupon Payments	Accrued Dividend	Accrued Investor Fee	ETN Current Value	Closing Indicative Value
0	1,000.00			$0.00	$0.00	$25.00	$25.00
1	1,015.00	1.00%	$0.20	$0.25	$0.05	$25.38	$25.58
2	1,030.23	1.00%	$0.20	$0.26	$0.05	$25.76	$25.96
3	1,045.68	1.00%	$0.21	$0.26	$0.05	$26.14	$26.35
4	1,061.36	1.00%	$0.21	$0.26	$0.05	$26.53	$26.74
5	1,077.28	1.00%	$0.21	$0.27	$0.05	$26.93	$27.15
6	1,093.44	1.00%	$0.22	$0.27	$0.05	$27.34	$27.55
7	1,109.84	1.00%	$0.22	$0.27	$0.06	$27.75	$27.97
8	1,126.49	1.00%	$0.22	$0.28	$0.06	$28.16	$28.39
9	1,143.39	1.00%	$0.23	$0.28	$0.06	$28.58	$28.81
10	1,160.54	1.00%	$0.23	$0.29	$0.06	$29.01	$29.24
Annualized VWAP Level Change			6.14%	Index Total Return			27.98%
Annualized Return on the ETNs			6.47%	Total Return on the ETNs			25.25%

Example 2:

A	B	C	D	E	F	G	H
Quarter	Closing VWAP Level	Quarterly Index Dividend Yield	Quarterly Coupon Payments	Accrued Dividend	Accrued Investor Fee	ETN Current Value	Closing Indicative Value
0	1,000.00			$0.00	$0.00	$25.00	$25.00
1	1,015.00	0.00%	$0.00	$0.00	$0.05	$25.38	$25.32
2	1,030.23	0.00%	$0.00	$0.00	$0.10	$25.76	$25.65
3	1,045.68	0.00%	$0.00	$0.00	$0.15	$26.14	$25.99
4	1,061.36	0.00%	$0.00	$0.00	$0.21	$26.53	$26.33
5	1,077.28	0.00%	$0.00	$0.00	$0.26	$26.93	$26.67
6	1,093.44	1.00%	$0.00	$0.27	$0.31	$27.34	$27.29
7	1,109.84	1.00%	$0.18	$0.27	$0.10	$27.75	$27.92
8	1,126.49	1.00%	$0.22	$0.28	$0.06	$28.16	$28.39
9	1,143.39	1.00%	$0.23	$0.28	$0.06	$28.58	$28.81
10	1,160.54	1.00%	$0.23	$0.29	$0.06	$29.01	$29.24
Annualized VWAP Level Change			6.14%	Index Total Return			21.87%
Annualized Return on the ETNs			6.47%	Total Return on the ETNs			19.51%

The following two examples illustrate how the ETNs would perform at maturity or upon early redemption in hypothetical circumstances.  We have included an example in which the VWAP level increases at a constant rate of 3.00% per year through maturity (Example 3), as well as an example in which the VWAP level decreases at a constant rate of 3.00% per year through maturity (Example 4).  For ease of analysis and presentation, the following examples assume that the term of the ETN is 30 years, no coupon amount was paid during the term of the ETNs and the accrued dividend for each applicable period is zero.  These examples highlight the impact of the accrued investor fee on the payment at maturity or upon early redemption under different circumstances.  Because the accrued investor fee takes into account the performance of the Index, as measured by the VWAP level, the absolute level of the accrued investor fee is dependent on the path taken by the VWAP level to arrive at its ending level.  The figures in these examples have been rounded for convenience.

Example 3:

A	B	C	D	E	F	G	H
Year	Closing VWAP Level	Yearly Index Dividend Yield	Yearly Coupon Payments	Accrued Dividend	Accrued Investor Fee	ETN Current Value	Closing Indicative Value
0	1,000.00					$25.00	$25.00
1	1,030.00	0.00%	$0.00	$0.00	$0.20	$25.75	$25.55
2	1,060.90	0.00%	$0.00	$0.00	$0.41	$26.52	$26.11
3	1,092.73	0.00%	$0.00	$0.00	$0.63	$27.32	$26.69
4	1,125.51	0.00%	$0.00	$0.00	$0.85	$28.14	$27.29
5	1,159.27	0.00%	$0.00	$0.00	$1.08	$28.98	$27.90
6	1,194.05	0.00%	$0.00	$0.00	$1.31	$29.85	$28.54
7	1,229.87	0.00%	$0.00	$0.00	$1.56	$30.75	$29.19
8	1,266.77	0.00%	$0.00	$0.00	$1.81	$31.67	$29.86
9	1,304.77	0.00%	$0.00	$0.00	$2.06	$32.62	$30.56
10	1,343.92	0.00%	$0.00	$0.00	$2.33	$33.60	$31.27
11	1,384.23	0.00%	$0.00	$0.00	$2.60	$34.61	$32.01
12	1,425.76	0.00%	$0.00	$0.00	$2.88	$35.64	$32.76
13	1,468.53	0.00%	$0.00	$0.00	$3.17	$36.71	$33.54
14	1,512.59	0.00%	$0.00	$0.00	$3.47	$37.81	$34.35
15	1,557.97	0.00%	$0.00	$0.00	$3.78	$38.95	$35.17
16	1,604.71	0.00%	$0.00	$0.00	$4.09	$40.12	$36.02
17	1,652.85	0.00%	$0.00	$0.00	$4.42	$41.32	$36.90
18	1,702.43	0.00%	$0.00	$0.00	$4.75	$42.56	$37.81
19	1,753.51	0.00%	$0.00	$0.00	$5.10	$43.84	$38.74
20	1,806.11	0.00%	$0.00	$0.00	$5.46	$45.15	$39.70
21	1,860.29	0.00%	$0.00	$0.00	$5.82	$46.51	$40.68
22	1,916.10	0.00%	$0.00	$0.00	$6.20	$47.90	$41.70
23	1,973.59	0.00%	$0.00	$0.00	$6.59	$49.34	$42.75
24	2,032.79	0.00%	$0.00	$0.00	$6.99	$50.82	$43.83
25	2,093.78	0.00%	$0.00	$0.00	$7.40	$52.34	$44.94
26	2,156.59	0.00%	$0.00	$0.00	$7.83	$53.91	$46.09
27	2,221.29	0.00%	$0.00	$0.00	$8.27	$55.53	$47.26
28	2,287.93	0.00%	$0.00	$0.00	$8.72	$57.20	$48.48
29	2,356.57	0.00%	$0.00	$0.00	$9.18	$58.91	$49.73
30	2,427.26	0.00%	$0.00	$0.00	$9.66	$60.68	$51.02
Annualized VWAP Level Change			3.00%	Index Total Return			142.73%
Annualized Return on the ETNs			2.41%	Total Return on the ETNs			104.08%

Example 4:

A	B	C	D	E	F	G	H
Year	Closing VWAP Level	Yearly Index Dividend Yield	Yearly Coupon Payments	Accrued Dividend	Accrued Investor Fee	ETN Current Value	Closing Indicative Value
0	1,000.00				$0.00	$25.00	$25.00
1	970.00	0.00%	$0.00	$0.00	$0.21	$24.25	$24.05
2	940.90	0.00%	$0.00	$0.00	$0.40	$23.52	$23.12
3	912.67	0.00%	$0.00	$0.00	$0.59	$22.82	$22.23
4	885.29	0.00%	$0.00	$0.00	$0.77	$22.13	$21.36
5	858.73	0.00%	$0.00	$0.00	$0.94	$21.47	$20.52
6	832.97	0.00%	$0.00	$0.00	$1.11	$20.82	$19.71
7	807.98	0.00%	$0.00	$0.00	$1.28	$20.20	$18.92
8	783.74	0.00%	$0.00	$0.00	$1.44	$19.59	$18.16
9	760.23	0.00%	$0.00	$0.00	$1.59	$19.01	$17.41
10	737.42	0.00%	$0.00	$0.00	$1.74	$18.44	$16.69
11	715.30	0.00%	$0.00	$0.00	$1.89	$17.88	$16.00
12	693.84	0.00%	$0.00	$0.00	$2.03	$17.35	$15.32
13	673.03	0.00%	$0.00	$0.00	$2.16	$16.83	$14.66
14	652.84	0.00%	$0.00	$0.00	$2.30	$16.32	$14.02
15	633.25	0.00%	$0.00	$0.00	$2.43	$15.83	$13.41
16	614.25	0.00%	$0.00	$0.00	$2.55	$15.36	$12.81
17	595.83	0.00%	$0.00	$0.00	$2.67	$14.90	$12.22
18	577.95	0.00%	$0.00	$0.00	$2.79	$14.45	$11.66
19	560.61	0.00%	$0.00	$0.00	$2.90	$14.02	$11.11
20	543.79	0.00%	$0.00	$0.00	$3.01	$13.59	$10.58
21	527.48	0.00%	$0.00	$0.00	$3.12	$13.19	$10.07
22	511.66	0.00%	$0.00	$0.00	$3.22	$12.79	$9.57
23	496.31	0.00%	$0.00	$0.00	$3.33	$12.41	$9.08
24	481.42	0.00%	$0.00	$0.00	$3.42	$12.04	$8.61
25	466.97	0.00%	$0.00	$0.00	$3.52	$11.67	$8.16
26	452.97	0.00%	$0.00	$0.00	$3.61	$11.32	$7.71
27	439.38	0.00%	$0.00	$0.00	$3.70	$10.98	$7.28
28	426.20	0.00%	$0.00	$0.00	$3.79	$10.65	$6.87
29	413.41	0.00%	$0.00	$0.00	$3.87	$10.34	$6.47
30	401.01	0.00%	$0.00	$0.00	$3.95	$10.03	$6.07
Annualized VWAP Level Change			-3.00%	Index Total Return			-59.90%
Annualized Return on the ETNs			-4.61%	Total Return on the ETNs			-75.71%

RISK FACTORS

The ETNs are senior unsecured debt obligations of Barclays Bank PLC and are not secured debt.  The ETNs are riskier than ordinary unsecured debt securities.  The return on the ETNs is linked to the VWAP level, which is intended to track the performance of the Index.  Investing in the ETNs is not equivalent to investing directly in the Index or the Index Constituents.  See “The Index” as well as the Index-specific sections in this pricing supplement for more information.

This section describes the most significant risks relating to an investment in the ETNs.  We urge you to read the following information about these risks, together with the other information in this pricing supplement and the accompanying prospectus, prospectus supplement, and prospectus addendum before investing in the ETNs.

You should also consider the tax consequences of investing in the ETNs, significant aspects of which are uncertain.  See “Material U.S. Federal Income Tax Considerations” in this pricing supplement.

Risks Relating to the Return on the ETNs

The ETNs Do Not Guarantee Any Return of Principal, and You May Lose Some or All of Your Investment

The ETN performance is linked, in part, to the performance of the VWAP level of the Index less an accrued investor fee.  There is no minimum limit to the VWAP level of the Index.  Moreover, the ETNs are not principal protected.  Therefore, a decrease in the VWAP level of the Index could cause you to lose up to your entire investment in the ETNs. You may lose all or a substantial portion of your investment if you invest in the ETNs.

Furthermore, because the accrued investor fee (and, in the case of holder redemption, the redemption charge) reduces the amount of your return on any coupon payment date or at maturity or upon early redemption, the VWAP level of the Index will need to increase significantly and/or the aggregate amount of any coupon payments must be substantial in order for you to receive an aggregate amount over the term of the ETNs equal to at least the principal amount of your ETNs.  You will receive an aggregate amount over the term of the ETNs that is less than the principal amount of your ETNs if (i) any increase in the VWAP level of the Index, together with any coupon payments, is insufficient to offset the negative effect of the accrued investor fee (and, in the case of holder redemption, the redemption charge) or (ii) any coupon payments are insufficient to offset any decrease in the VWAP level of the Index and the negative effect of the accrued investor fee (and, in the case of holder redemption, the redemption charge).

The ETNs Are Subject to the Credit Risk of the Issuer, Barclays Bank PLC

The ETNs are senior unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the ETNs depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due and are not guaranteed by a third party. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the ETNs and, in the event Barclays Bank PLC were to default on its obligations, you may not receive the amounts owed to you under the terms of the ETNs.

The Payment on the ETNs is Linked to the VWAP Level, Not to the Closing Level of the Index and Not to the Published Intraday Indicative Value of the ETNs

Your payment at maturity or upon early redemption is linked to the performance of the VWAP level, as compared to the initial VWAP level.  Although the VWAP level is intended to track the performance of the Index, the calculation of the VWAP level is different from the calculation of the official closing level of the Index.  Therefore, the payment at maturity or early redemption of your ETNs, may be different from the payment you would receive if such payment were determined by reference to the official closing level of the Index.  Because the VWAP level will not necessarily correlate with the closing levels or intraday indicative values of the Index, the payment at maturity or upon early redemption, will not be the same as investing in a debt security with a payment at maturity or upon early redemption linked to the performance of the Index as measured using closing levels or intraday indicative values.  In particular, the official Index closing level may vary significantly, on a continuous basis over the term of the ETNs, from the VWAP level.  Please see “The Index” below for information relating to the hypothetical and actual historical performance of the Index.  However, historical performance is not necessarily indicative of future performance.

The VWAP Level on Which Your Payment at Maturity or Upon Early Redemption is Based May Be Less Than the VWAP Level on the Maturity Date or Redemption Date

Your payment at maturity or upon redemption by us will be based on the arithmetic mean of the VWAP levels as of the close of trading on each of the five index business days beginning on the final valuation date or the valuation date specified in the issuer redemption notice (as the case may be).  Your payment upon redemption by you will be based on the VWAP level as of the close of trading on the date you give notice of redemption.  These VWAP levels could differ significantly from the VWAP level as of the close of trading on the maturity date or redemption date (as applicable).  This difference could be particularly large if there is significant volatility in the VWAP levels immediately before or immediately after the applicable valuation date.

You Are Not Guaranteed a Coupon Payment

You will not receive a coupon payment on a coupon payment date if the accrued investor fee exceeds the accrued dividend on any coupon valuation date.  As the accrued dividend is calculated by reference to the aggregate cash value of distributions that a hypothetical person holding Index Constituents in proportion to the weights of the Index Constituents would have been entitled to receive in respect of the Index Constituents (adjusted by the VWAP factor), the effect of the value of such distributions will therefore need to be sufficient to offset the negative effect of the accrued investor fee in order for you to receive a coupon payment on any coupon valuation date.  An Index Constituent may reduce the cash value of its distributions or make no distribution at all.  In addition, the value of any distributions in respect of any Index Constituents occurring after a coupon valuation date but before the immediately following coupon-ex date will not be reflected in the accrued dividend on such coupon valuation date and, therefore, will not be reflected in the coupon amount payable on the corresponding coupon payment date.

We May Redeem the ETNs at Any Time on or after the Inception Date

We have the right to redeem or “call” the ETNs (in whole but not in part) at our sole discretion without your consent on any trading day on or after the inception date until and including maturity. If we elect to redeem the ETNs, we will deliver written notice of such election to redeem to the holders of the ETNs not less than 20 calendar days prior to the redemption date specified by us in such notice. In this scenario, the ETNs will be redeemed on the date specified by us in the issuer redemption notice, but in no event prior to the 20th calendar day following the date on which we deliver such notice.

If we exercise our right to redeem the ETNs, the payment you receive may be less than the payment that you would have otherwise been entitled to receive at maturity, and may be less than the secondary market trading price of the ETNs. Also, you may not be able to reinvest any amounts received on the redemption date in a comparable investment.  Our right to redeem the ETNs may also adversely impact your ability to sell your ETNs, and/or the price at which you may be able to sell your ETNs, following delivery of the issuer redemption notice.

Owning the ETNs is Not the Same As Owning Interests in the Index Constituents or a Security Directly Linked to the Performance of the Index

The return on your ETNs will not reflect the return you would have realized if you had actually owned interests in the Index Constituents or a security directly linked to the performance of the Index measured using any method other than average VWAP levels, and held such investment for a similar period.  Any return on your ETNs includes the negative effect of the accrued investor fee.  Furthermore, if the level of the Index or the VWAP level increases during the term of the ETNs, the market value of the ETNs may not increase by the same amount or may even decline.

The Market Value of the ETNs May Be Influenced by Many Unpredictable Factors

The market value of the ETNs may fluctuate between the date you purchase them and the applicable valuation date. You may also sustain a significant loss if you sell the ETNs in the secondary market.  We expect that generally the value of the Index Constituents and Index will affect the market value of the ETNs and the payment you receive at maturity or upon early redemption, more than any other factor.  Several other factors, many of which are beyond our control, will influence the market value of the ETNs and the payment you receive at maturity or upon early redemption, including the following:

•                  prevailing market prices and forward volatility levels of forward volatility levels of the stock markets on which the Index Constituents are listed or traded, the Index Constituents, and prevailing market prices of options on the Index or any other financial instruments related to the Index;

•                 supply and demand for the ETNs, including inventory positions with Barclays Capital Inc. or any market maker and any decision we may make not to issue additional ETNs or to cease or suspend sales of ETNs from inventory;

•                  the time remaining to the maturity of the ETNs;

•                  interest rates;

•                  economic, financial, political, regulatory, geographical or judicial events that affect the market price or forward volatility of the stock markets on which the Index Constituents are listed or traded, the Index Constituents, and the Index;

•                  the perceived creditworthiness of Barclays Bank PLC;

•                  supply and demand in the listed and over-the-counter equity derivative markets; or

•                supply and demand as well as hedging activities in the equity-linked structured product markets.

These factors interrelate in complex ways, and the effect of one factor on the market value of your ETNs may offset or enhance the effect of another factor.

If a Market Disruption Event Has Occurred or Exists on a Valuation Date, the Calculation Agent Can Postpone the Determination of, as Applicable, the Closing Indicative Value or the Maturity Date or a Redemption Date

The determination of the value of the ETNs on a valuation date, including the final valuation date, may be postponed if the calculation agent determines that a market disruption event has occurred or is continuing on such valuation date.  In no event, however, will a valuation date for the ETNs be postponed by more than five business days.  As a result, the maturity date or a redemption date could also be postponed to the fifth business day following such valuation date, as postponed.  If a valuation date is postponed until the fifth business day following the scheduled valuation date but a market disruption event occurs or is continuing on such day, that day will nevertheless be the valuation date and the calculation agent will make a good faith estimate in its sole discretion of the value of the Index for such day.  See “The Index—Discontinuance or Modification of the Index” in this pricing supplement.  Additionally, if there are unscheduled market closures, the Index Sponsor may decide not to publish the level of the Index or determine the level of the Index based upon the procedures described below under “The Index—Unscheduled Market Closures” in this pricing supplement.

Risks Relating to the Index

You Have No Partnership or Other Interests In Any of the Index Constituents or Rights to Receive Any Equity Securities

Investing in the ETNs will not make you a holder of any interest in the Index Constituents.  Neither you nor any other holder or owner of the ETNs will have any voting rights, any right to receive distributions or any other rights with respect to the Index Constituents.  The payment at maturity or upon early redemption and the coupon payments, if any, will be paid in U.S. dollars, and you will have no right to receive delivery of any interests in the Index Constituents.

Changes That Affect the Composition and Calculation of the Index Will Affect the Market Value of the ETNs and Any Amounts Payable on the ETNs

The Index Sponsor is responsible for calculating and publishing the Index.  The Index Sponsor can add, delete or substitute the Index Constituents or make other methodological changes that could change the VWAP level.  You should realize that the changing of Index Constituents may affect the Index, as a newly added Index Constituent may perform significantly better or worse than the Index Constituent it replaces.  Additionally, the Index Sponsor may alter, discontinue or suspend calculation or dissemination of the Index.  Any of these actions could adversely affect the value of the ETNs. The Index Sponsor has no obligation to consider your interests as a holder of the ETNs in calculating or revising the Index. See “The Index” as well as the Index-specific sections in this pricing supplement for more information.

The amounts payable on the ETNs and their market value could be affected if the Index Sponsor, in its sole discretion, discontinues or suspends calculation of the Index, in which case it may become difficult to determine the market value of the ETNs.  If events such as these occur, or if the initial VWAP level or the final VWAP level are not available because of a market disruption event or for any other reason, the VWAP calculation agent—which will initially be ICE Data Indices, LLC—may be entitled to make a good faith estimate in its sole discretion of the final VWAP level that would have prevailed in the absence of the market disruption event.  If the VWAP calculation agent determines that the publication of the Index is discontinued and that there is no successor index on the date when the final VWAP level is required to be determined, the VWAP calculation agent will instead make a good faith estimate in its sole discretion of the final VWAP level by reference to a group of master limited partnerships in the GICS Energy Sector and Gas Utilities Industry in the same general manner previously used by the Index Sponsor and that the VWAP calculation agent determines will as closely as reasonably possible replicate the Index.

The Index Constituents Are Concentrated in the Energy Industry

The Index Constituents are companies in the Energy Sector or Gas Utilities Sector, as determined by the GICS classification system.  In addition, many of the Index Constituents are smaller, non-diversified businesses that are exposed to the risks associated with such businesses, including the lack of capital funding to sustain or grow businesses and potential competition from larger, better financed and more diversified businesses. In addition the Index Constituents in the energy industry are significantly affected by a number of factors including:

•                  worldwide and domestic supplies of, and demand for, crude oil, natural gas, natural gas liquids, hydrocarbon products and refined products;

•                  changes in tax or other laws affecting master limited partnerships and similar structures generally;

•                  regulatory changes affecting pipeline fees and other regulatory fees in the energy sector;

•                  changes in the relative prices of competing energy products;

•                  the impact of environmental laws and regulations and technological changes affecting the cost of producing and processing, and the demand for, energy products;

•                  decreased supply of hydrocarbon products available to be processed due to fewer discoveries of new hydrocarbon reserves, short- or long-term supply disruptions or otherwise;

•                  risks of regulatory actions and/or litigation, including as a result of leaks, explosions or other accidents relating to energy products;

•                  uncertainty or instability resulting from an escalation or additional outbreak of armed hostilities or further acts of terrorism in the United States, or elsewhere; and

•                  general economic and geopolitical conditions in the United States and worldwide.

These or other factors or the absence of such factors could cause a downturn in the energy sector or gas utility industry generally or regionally and could cause the value of some or all of the Index Constituents to decline during the term of the ETNs.

Energy MLP Market Risks May Affect the Trading Value of the ETNs and the Amount of Any Payment on the ETNs

We expect that the level of the Index will fluctuate in accordance with changes in the financial condition of the Index Constituents and certain other factors. The financial condition of the Index Constituents may become impaired or the general condition of the energy MLP market may deteriorate, either of which may cause a decrease in the level of the Index and thus in the value of the ETNs.  The ETNs are susceptible to general market fluctuations and to volatile increases and decreases in value, as market confidence in and perceptions regarding the Index Constituents change.

Investor perceptions of the Index Constituents are based on various and unpredictable factors, including expectations regarding government, economic, monetary, tax and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic, and banking crises. The level of the Index is expected to fluctuate until the maturity date.

The Index Sponsor May, In Its Sole Discretion, Discontinue the Public Disclosure of the Intraday Level of the Index and the End-Of-Day Official Closing Level of the Index.

The ETNs are listed on CBOE BZX.  The Index Sponsor is not under any obligation to continue to calculate the intraday level of the Index and end-of-day official closing level of the Index or required to calculate similar values for any successor index.  If the Index Sponsor discontinues such public disclosure, we may not be able to provide the intraday indicative values related to the Index required to maintain any listing of the ETNs on CBOE BZX.  If the ETNs become delisted, the liquidity of the market for the ETNs may be materially and adversely affected and you may sustain significant losses if you sell your ETNs in the secondary market.  We are not required to maintain any listing of the ETNs on CBOE BZX or on any other securities exchange.

Barclays Bank PLC and Its Affiliates Have No Affiliation with the Index Sponsor and Are Not Responsible for the Public Disclosure of Information Regarding the Index, Which May Change Over Time

We and our affiliates are not affiliated with the Index Sponsor in any way and have no ability to control or predict its actions, including any errors in, or discontinuation of disclosure regarding the Index Sponsor’s methods or policies relating to the calculation of the Index in its capacity as the sponsor of the Index.  The Index Sponsor is not under any obligation to continue to calculate the Index or required to calculate any successor index.  If the Index Sponsor discontinues or suspends the calculation of the Index, it may become difficult to determine the value of the ETNs or the amount payable at maturity.  The calculation agent may designate a successor index selected in its sole discretion.  If the calculation agent determines in its sole discretion that no successor index comparable to the Index exists, the amount you receive at maturity will be determined by the calculation agent in its sole discretion.  See “Reference Assets—Indices—Adjustments Relating to Securities with an Index as a Reference Asset” in the accompanying prospectus supplement.

All disclosure in this pricing supplement regarding the Index, including its make-up, method of calculation and changes in its components, is derived from publicly available information.  We have not independently verified this information.  You, as an investor in the ETNs, should make your own investigation into the Index and the Index Sponsor.  The Index Sponsor has no obligation to consider your interests as a holder of the ETNs.

Historical Levels of the Index Should Not Be Taken as an Indication of the Future Performance of the Index During the Term of the ETNs

It is impossible to predict whether the Index, or the VWAP level calculated with reference to the performance of the Index Constituents, will rise or fall.  The actual performance of the Index and the VWAP level over the term of the ETNs, as well as the amount payable at maturity or upon early redemption may bear little relation to the historical level of the Index.

Risks Relating to Liquidity and the Secondary Market

There May Not Be an Active Trading Market in the ETNs; Sales in the Secondary Market May Result in Significant Losses

Although we have listed the ETNs on CBOE BZX, there can be no assurance that a secondary market for the ETNs will exist at any time.  Even if there is a secondary market for the ETNs, whether as a result of any listing of the ETNs or on an over-the-counter basis, it may not provide enough liquidity for you to trade or sell your ETNs easily.  In addition, although certain affiliates of Barclays Bank PLC may engage in limited purchase and resale transactions in the ETNs, they are not required to do so. If they decide to engage in such transactions, they may stop at any time.  We are not required to maintain any listing of the ETNs on CBOE BZX or on any other securities exchange and may cause the ETNs to be de-listed at our discretion.

The Liquidity of the Market for the ETNs May Vary Materially Over Time

As stated on the cover of this pricing supplement, we sold a portion of the ETNs on the inception date, and the remainder of the ETNs will be offered and sold from time to time through Barclays Capital Inc., our affiliate, as agent.  Also, the number of ETNs outstanding or held by persons other than our affiliates could be reduced at any time due to early redemptions of the ETNs.  Accordingly, the liquidity of the market for the ETNs could vary materially over the term of the ETNs.  While you may elect to redeem your ETNs prior to maturity, early redemption is subject to the conditions and procedures described elsewhere in this pricing supplement, including the conditions that you must pay a redemption charge and redeem at least 50,000 ETNs at one time in order to exercise your right to redeem your ETNs on any redemption date.

The ETNs May Trade at a Substantial Premium to or Discount from the Closing Indicative Value and/or the Intraday Indicative Value

The ETNs may trade at a substantial premium to or discount from the closing indicative value and/or the intraday indicative value.  The closing indicative value is the value of the ETNs calculated by us on a daily basis and is used to determine the payment at maturity or upon early redemption.  The intraday indicative value is meant to approximate, on an intraday basis, the component of the ETN’s value that is attributable to the Index and is provided for reference purposes only.  In contrast, the market price of the ETNs at any time is the price at which you may be able to sell your ETNs in the secondary market at that time, if one exists.

If you sell your ETNs on the secondary market, you will receive the market price for your ETNs, which may be substantially above or below the closing indicative value and/or the intraday indicative value due to, among other things, imbalances of supply and demand for the ETNs (including as a result of any decision of ours to issue, stop issuing or resume issuing additional ETNs), stocks included in the Index and/or other derivatives related to the Index or the ETNs; any trading disruptions; suspension or limitations to any of the forgoing; lack of liquidity; severe volatility; transaction costs; credit considerations; and bid-offer spreads. A premium or discount market price over the intraday indicative value can also arise as a result of actions (or failure to take action) by the index sponsor, the relevant exchanges of the stocks included in the Index and CBOE BZX and technical or human errors by service providers, market participants and others. In addition, paying a premium purchase price over the intraday indicative value could lead to significant losses if you sell your ETNs at a time when such premium is no longer present in the market place or if we exercise our right to redeem the ETNs. Furthermore, if you sell your ETNs at a price which reflects a discount below the intraday indicative value, you may experience a significant loss.

The intraday indicative value for the ETNs is calculated and published every 15 seconds on each trading day from approximately 9:30 a.m. to approximately 4:15 p.m., New York City time. The intraday indicative value will not be updated to reflect any trading in the stocks included in the Index that might take place after 4:15 p.m. The ETNs trade on the CBOE BZX Exchange from approximately 9:30 a.m. to 4:00 p.m., New York City time. The ETNs may also trade during after-hours trading. Therefore, during after-hours trading after 4:15 p.m., the last-published intraday indicative value is likely to differ from any value of the ETNs determined based on real-time trading data of the stocks included in the Index, particularly if there is a significant price movement in the stocks included in the Index during this time period. It is possible that the value of the ETNs could undergo a rapid and substantial decline outside of ordinary market trading hours. You may not be able to accurately assess the value of the ETNs relative to the trading price during after-hours trading, including any premium or discount thereto, when there is no recent intraday indicative value available.]

We Have No Obligation to Issue Additional ETNs, and We May Cease or Suspend Sales of the ETNs

As further described in the accompanying prospectus supplement under “Summary—Medium-Term Notes—Amounts That We May Issue” on page S-4 and “Summary—Medium-Term Notes—Reissuances or Reopened Issues” on page S-4, we have the right, but not the obligation, to issue additional ETNs once the initial distribution is complete.  We also reserve the right to cease or suspend sales of the ETNs from inventory held at any time after the inception date.

Any limitation or suspension on the issuance or sale of the ETNs may materially and adversely affect the price and liquidity of the ETNs in the secondary market. Alternatively, the decrease in supply may cause an imbalance in the market supply and demand, which may cause the ETNs to trade at a premium over their indicative value. Any premium may be reduced or eliminated at any time. Paying a premium purchase price over the indicative value of the ETNs could lead to significant losses in the event you sell your ETNs at a time when such premium is no longer present in the marketplace or if we redeem the ETNs at our discretion. Investors should consult their financial advisors before purchasing or selling the ETNs, especially ETNs trading at a premium over their indicative value.

Changes in Our Credit Ratings May Affect the Market Value of the ETNs

Our credit ratings are an assessment of our ability to pay our obligations, including those on the ETNs. Consequently, actual or anticipated changes in our credit ratings may affect the market value of your ETNs.  However, because the return on your ETNs is dependent upon certain factors in addition to our ability to pay our obligations on your ETNs, an improvement in our credit ratings will not reduce the other investment risks related to your ETNs.

There Are Restrictions on the Minimum Number of ETNs You May Redeem and on the Dates on Which You May Redeem Them

You must redeem at least 50,000 ETNs at one time in order to exercise your right to redeem your ETNs on a redemption date.  Accordingly, if you hold fewer than 50,000 ETNs or fewer than 50,000 ETNs are outstanding, you will not be able to purchase enough ETNs to meet the minimum size requirement in order to exercise your early repurchase right.  The unavailability of the repurchase right can result in the ETNs trading in the secondary market at a discount below their closing indicative value and/or intraday indicative value.  The number of ETNs outstanding or held by persons other than our affiliates could be reduced at any time due to early repurchase of the ETNs or due to our or our affiliates’ purchases of ETNs in the secondary market.  A suspension of additional issuances of the ETNs could result in a significant reduction in the number of outstanding ETNs if investors subsequently exercise their right to have the ETNs repurchased by us.

You may redeem your ETNs on a redemption date only if we receive a notice of redemption from you by no later than 4:00 p.m., New York City time, and a confirmation of redemption by no later than 5:00 p.m., New York City time, on the business day prior to the applicable valuation date.  If we do not receive your notice of redemption by 4:00p.m., New York City time, or your confirmation of redemption by 5:00 p.m., New York City time, on the business day prior to the applicable valuation date, your notice will not be effective and we will not redeem your ETNs on the applicable redemption date.  Your notice of redemption and confirmation of redemption will not be effective until we confirm receipt.  See “Specific Terms of the ETNs—Early Redemption

Procedures” in this pricing supplement for more information.

There May Be Restrictions on Your Ability to Purchase Additional ETNs From Us

We may, but are not required to, offer and sell ETNs after the inception date through Barclays Capital Inc., our affiliate, as agent.  We may impose a requirement to purchase a particular minimum amount of ETNs from our inventory in a single purchase, though we may waive this requirement with respect to any purchase at any time in our sole discretion.  In addition, we may offer to sell ETNs from our inventory at a price that is greater or less than the intraday indicative value or the prevailing market price at the time such sale is made. However, we are under no obligation to issue or sell additional ETNs at any time, and if we do issue or sell additional ETNs, we may limit such sales and stop selling additional ETNs at any time.

Any limitations or restrictions that we place on the sale of the ETNs from inventory, and the price at which we sell the ETNs from inventory, may impact supply and demand for the ETNs and may impact the liquidity and price of the ETNs in the secondary market.  See “Specific Terms of the ETNs—Further Issuances” and “Supplemental Plan of Distribution” in this pricing supplement for more information.

Risks Relating to Conflicts of Interest and Hedging

There Are Potential Conflicts of Interest Between You and the Calculation Agent

Currently, Barclays Bank PLC serves as the calculation agent.  The calculation agent will, among other things, decide the amount of the return paid out to you on the ETNs at maturity or upon early redemption.  For a more detailed description of the calculation agent’s role see “Specific Terms of the ETNs—Role of Calculation Agent” in this pricing supplement.

If the Index Sponsor were to discontinue or suspend calculation or publication of the Index, it may become difficult to determine the market value of the ETNs.  If events such as these occur, or if the level of the Index is not available or cannot be calculated because of a market disruption event, or for any other reason, the calculation agent may be required to make a good faith estimate in its sole discretion of the level of the Index.  The circumstances in which the calculation agent will be required to make such a determination are described more fully under “Specific Terms of the ETNs—Role of Calculation Agent” in this pricing supplement.

The calculation agent will exercise its judgment when performing its functions.  For example, the calculation agent may have to determine whether a market disruption event affecting the Index has occurred or is continuing on a valuation date, including the final valuation date.  This determination may, in turn, depend on the calculation agent’s judgment as to whether the event has materially interfered with our ability to unwind our or our affiliates’ hedge positions.  Since these determinations by the calculation agent may affect the market value of the ETNs, the calculation agent may have a conflict of interest if it needs to make any such decision.

Trading and Other Transactions by Barclays Bank PLC or Its Affiliates in the Index Constituents or Instruments Linked to the Index or the Index Constituents May Impair the Market Value of the ETNs

As described below under “Use of Proceeds and Hedging” in this pricing supplement, we or one or more of our affiliates may hedge our obligations under the ETNs by purchasing or selling the Index Constituents or listed or over-the-counter options, futures, swaps or other derivative financial instruments linked to the Index or the Index Constituents, and we may adjust these hedges by, among other things, purchasing or selling any of the foregoing.  Although they are not expected to, any of these hedging activities may adversely affect the market price of those items or the level or VWAP level of the Index and, therefore, the market value of the ETNs.  It is possible that we or one or more of our affiliates could receive substantial returns from these hedging activities while the market value of the ETNs declines.

We or one or more of our affiliates may also engage in trading in the Index Constituents or listed or over-the-counter options, futures, swaps or other derivative financial instruments linked to the Index or the Index Constituents on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for hedging or reducing risk of loss to us or an affiliate, for other accounts under management or to facilitate transactions for customers.  Any of these activities could adversely affect the level or VWAP level of the Index and, therefore, the market value of the ETNs.  We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of any of the foregoing.  By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of the ETNs.  With respect to any of the activities described above, neither Barclays Bank PLC nor its affiliates has any obligation to take the needs of any buyer, seller or holder of the ETNs into consideration at any time. See “Our Business Activities May Create Conflicts of Interest” below for more details.

Our Business Activities May Create Conflicts of Interest

We and our affiliates expect to play a variety of roles in connection with the issuance of the ETNs.

As noted above, we and our affiliates expect to engage in trading activities related to the Index Constituents or listed or over-the-counter options, futures, swaps or other derivative financial instruments linked to the Index or the Index Constituents that are not for the account of holders of the ETNs or on their behalf.  These trading activities may present a conflict between the holders’ interest in the ETNs and the interests that we and our affiliates will have in our and our affiliates’ proprietary accounts, in hedging or loss reduction transactions, in facilitating transactions, including options and other derivatives transactions, for our and our affiliates’ customers and in accounts under our and our affiliates’ management.  These trading activities, if they influence the level or VWAP level of the Index, could be adverse to the interests of the holders of the ETNs.

Moreover, we and our affiliates may have published and in the future may publish research reports with respect to the Index Constituents or listed or over-the-counter options, futures, swaps or other derivative financial instruments linked to the Index or the Index Constituents, or on stocks and commodities generally.  This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the ETNs.  The research should not be viewed as a recommendation or endorsement of the ETNs in any way and investors must make their own independent investigation of the merits of your investment.

Any of these activities by us or our affiliates may affect the market price of the Index Constituents or listed or over-the-counter options, futures, swaps or other derivative financial instruments linked to the Index or the Index Constituents and, therefore, the market value of the ETNs.  With respect to any of the activities described above, neither Barclays Bank PLC nor its affiliates has any obligation to take the needs of any buyer, seller or holder of the ETNs into consideration at any time.

Risks Relating to Tax Consequences

The Tax Consequences Are Uncertain

Absent a change in law or an administrative or judicial ruling to the contrary, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, the ETNs should be treated for all U.S. federal income tax purposes as prepaid forward contracts with respect to the Index that are not debt instruments.  In addition, we intend to treat the coupon amount (including amounts received upon the sale, exchange, early redemption or maturity of the ETNs in respect of accrued but unpaid coupon amounts) as ordinary income to you when received or accrued, in accordance with your regular method of accounting for U.S. federal income tax purposes.

The IRS could assert that the ETNs should be taxed in a manner that is different from what is described in this pricing supplement.  As discussed further below, they issued a notice in 2007 indicating that the U.S. Treasury Department and the IRS are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the ETNs and whether all or part of the gain you may recognize upon the sale, early redemption or maturity of an instrument such as the ETNs should be treated as ordinary income.  It is impossible to anticipate how any ultimate guidance would affect the tax treatment of instruments such as the ETNs.

There is a substantial risk that the ETNs may be treated as “constructive ownership transactions” within the meaning of Section 1260. Under Section 1260, special tax rules apply to an investor that enters into a “constructive ownership transaction” with respect to a “pass-thru entity.”    It is, however, not entirely clear how Section 1260 applies to an instrument like the ETNs. If the ETNs are treated as “constructive ownership transactions”, then any long-term capital gain that you realize upon the sale, early redemption or maturity of your ETNs would generally be recharacterized as ordinary income (and an interest charge would apply as if that income had accrued for tax purposes at a constant yield over your holding period for the ETNs) to the extent of the excess gain amount.  If the ETNs are subject to these rules, the excess gain amount will generally be presumed to be equal to all of the long-term capital gain that you recognize in respect of the ETNs unless you provide clear and convincing evidence to the contrary.  You should review the discussion of Section 1260 under the heading “Material U.S. Federal Income Tax Considerations” below, and are urged consult your own tax advisor regarding the potential application of these rules.

Moreover, the ETNs might be treated as debt instruments. In that event, if you are a U.S. Holder, you will be required under Treasury regulations relating to the taxation of “contingent payment debt instruments” to accrue into income original issue discount on the ETNs every year at a “comparable yield” determined at the time of issuance and recognize any gain on the ETNs as ordinary income.

It is also possible that the IRS could seek to tax your ETNs by reference to your deemed ownership of the Index Constituents.  In such a case, you could be required to recognize amounts of income, gain or loss as if you had actually owned interests in the Index Constituents.  In that event, you would be required to recognize your allocable share of the taxable income earned by the MLPs and LLCs, which in a particular taxable year could differ significantly from the amount of cash payments you receive on the ETNs in that year.  Further, if the ETNs were characterized in accordance with this alternative treatment, you could be required to recognize income, gain or loss and file tax returns in the jurisdictions in which the underlying MLPs and LLCs operate (including federal, state and local jurisdictions) as if you owned direct interests in the MLPs and LLCs despite the fact that you will not receive Schedule K-1 or other information returns reporting your share of the MLPs’ and LLCs’ income, gain and loss and may not have access to such information returns.

Furthermore, even if the ETNs are treated as prepaid forward contracts, due to the lack of controlling authority, there remain substantial uncertainties regarding the tax consequences of an investment in the ETNs. For example, the IRS could assert that a “deemed” taxable exchange has occurred on one or more Index rebalance dates under certain circumstances. If the IRS were successful in asserting that a taxable exchange had occurred, you could be required to recognize gain (but probably not loss) prior to a taxable disposition of your ETNs.

For a discussion of the U.S. federal income tax treatment applicable to your ETNs, including a further discussion of the U.S. federal income tax consequences described above, please see the discussion under “Material U.S. Federal Income Tax Considerations” below.  You should consult your tax advisor as to the possible alternative treatments in respect of the ETNs.

Non-U.S. Investors in the ETNs May Be Subject to Adverse U.S. Federal Income Tax Consequences

We expect that any coupons paid to a non-U.S. investor will be withheld upon at a rate of 30%, subject to the possible reduction or elimination of that rate under the “other income” or similar provision of an applicable income tax treaty, unless that income is effectively connected with the investor’s conduct of a trade or business in the United States (in which case, in order to avoid withholding, the investor will likely be required to provide a properly completed IRS Form W-8ECI).

Certain other circumstances and alternative treatments of the ETNs could result in other adverse U.S. federal income tax consequences for non-U.S. investors (including the potential need to file U.S. tax returns).  A non-U.S. investor in ETNs may be subject to Section 871(m) of the Code with respect to amounts that it receives with respect to an ETN issued on or after January 1, 2017.

The U.S. federal income tax treatment of the ETNs is uncertain, and certain potential alternative U.S. federal income tax treatments of the ETNs could affect non-U.S. investors in the ETNs.  For a further discussion of U.S. federal income tax considerations that may be relevant to non-U.S. investors in the ETNs, please see the Non-U.S. Holder discussion under “Material U.S. Federal Income Tax Considerations” below.  Prospective non-U.S. investors should consult their tax advisors prior to investing in the ETNs.

THE INDEX

We have derived all information contained in this pricing supplement regarding the S&P MLP Index (the “Index”), including, without limitation, its make-up, performance, method of calculation and changes in its components, from publicly available sources, without independent verification.  Such information reflects the policies of and is subject to change by S&P Dow Jones Indices LLC (the “Index Sponsor”).  The Index is calculated, maintained and published the Index Sponsor.  The Index Sponsor does not have any obligation to continue to publish, and may discontinue the publication of, the Index.

The Index is designed to measure the performance of master limited partnerships (“MLPs”) and limited liability companies (“LLCs”) that trade on major U.S. exchanges.  MLPs are limited liability partnerships that are publicly traded on a securities exchange.  Publicly traded LLCs have a similar legal structure to MLPs and share the same tax characteristics.  As the vast majority of traded partnerships have operations in the oil and gas industries, the Index follows the Global Industry Classification Standard® (“GICS”) and focuses on companies in the GICS Energy Sector and GICS Gas Utilities Industry.  GICS provides a consistent set of global sector and industry definitions that enable market participants to identify and analyze companies from a common global perspective by breaking down the market into four levels of granularity: 11 sectors, 24 industry groups, 69 industries and 158 sub-industries.  Companies are classified primarily based on revenues, though earnings and market perception are also considered in classification analysis.

The Bloomberg ticker of the Index is SPMLP.  The Index began publishing on September 6, 2007.  In addition, S&P Dow Jones Indices has calculated over 6 years of hypothetical historical index data based upon the application of the Index methodology described herein.  Relevant data points, such as dividend yield, are also published daily. MLPs are added or removed by the Index Sponsor based on the methodology described below.

Index Eligibility

To qualify for membership in the Index, a stock must satisfy the following criteria:

1.             Be a publicly traded partnership with either a master limited partnership or a limited liability company structure.

2.             Be listed on the NYSE (including NYSE Arca), the NYSE American, the NASDAQ Global Select Market, the NASDAQ Select Market or the NASDAQ Capital Market.

3.             Belong to the GICS Energy Sector (GICS Code: 10) or Gas Utilities Industry (GICS Code: 551020).

Timing of Changes

Index constituent membership is reviewed once a year at the October Rebalancing (defined below under “Index Rebalancings”).  The reference date for such additions and deletions is after the closing of the last trading date of September.  Index Constituent changes and weight adjustments occur after the closing of the third Friday of October.

Index Inclusion Criteria

At each October Rebalancing, a company in the qualifying universe is added to the Index if it meets the following requirements:

•                  Float-adjusted market capitalization of at least US $300 million as of the rebalancing reference date (US $250 million for current constituents).

•                  Average daily value traded above US $2 million for the three months prior to the rebalancing reference date (US $1.5 million for current constituents).

No additions are made to the Index between rebalancing.

Index Exclusion Criteria

Index constituents may be deleted from the Index for the following reasons:

•                  During the October Rebalancing, if the company no longer has a float-adjusted market capitalization of at least US$ 250 million as of the rebalancing reference date.

•                  During the October Rebalancing, if the company no longer has an average daily value traded of at least US$ 1.5 million for the three months prior to the rebalancing reference date.

•                  Between rebalancing, if the company is subject to certain corporate events such as mergers, acquisitions, bankruptcies, takeovers or delistings.

In cases of mergers involving two Index Constituents, the merged company deemed to be the acquirer in the transaction remains in the Index, provided it meets all eligibility requirements.  If the acquisition payment type is stock-based, the acquirer’s index shares increase proportionately to the terms of the transaction.  If the acquisition payment type is not stock-based, the acquirer’s index shares remain at pre-merger levels.

Index Construction

The Index methodology employs a modified market capitalization-weighting scheme, using the divisor methodology used in most S&P Dow Jones equity indices.  At each annual rebalancing, no stock can have a weight of more than 15% in the index and all stocks with a weight greater than 4.5%, based on float-adjusted market capitalization, are not allowed, as a group, to exceed 45% of the Index.  In order to uphold these parameters, the Index uses a modified market capitalization weighting scheme.  Modifications are made to market capitalization weights, if required, to reflect available float, while applying single stock and concentration limit capping to the Index Constituents.

There are basically two steps in the creation of the Index. The first is the selection of the companies; the second is the weighting of the Index Constituents as follows.

Constituent Selection

1.             All eligible publicly traded MLPs and LLCs within the previously referenced GICS categories with listings on the NYSE (including NYSE Arca and NYSE Amex), the NYSE MKT, the NASDAQ Global Select Market, the NASDAQ Select Market or the NASDAQ Capital Market are identified.

2.             For each stock, the average three-month daily value traded (“liquidity”) and float- adjusted market capitalization (“market cap”), as of the reference date, are measured.

3.             All non-current Index Constituents with a market cap of less than US$ 300 million (the “Market Cap Threshold”) and/or liquidity of less than US$ 2 million (the “Liquidity Threshold”) are removed.  All current Index Constituents with a market cap of less than US$ 250 million (the “Market Cap Threshold”) and/or liquidity of less than US$ 1.5 million (the “Liquidity Threshold”) are removed.  The remaining stocks become Index Constituents.

Index Constituent Weightings

At each rebalancing, the weight for each Index Constituent is set in the following manner:

1.             With data reflected on the rebalancing reference date (the third Friday in October), each Index Constituent is weighted by float-adjusted market capitalization.

2.             If any Index Constituent has a weight greater than 15%, that Index Constituent has its weight capped at 15%.

3.             All excess weight is proportionally redistributed to all uncapped stocks within the Index.

4.             After this redistribution, if the weight of any other Index Constituent(s), then, breaches 15%, the process is repeated iteratively until no Index Constituents breach the 15% weight cap.

5.             The weights of all Index Constituents within the Index which have a weight greater than 4.5% are added together.  If the total weight of these Index Constituents is less than 45% then the capping is completed.

6.             If the total weight is greater than 45%, then the Index Constituents in question are ranked in descending order based on weight, summed cumulatively, and the first Index Constituent that brings the total weight of the group above 45% is, then, capped.  This Index Constituent is capped to a weight equal to the larger of (1) 4.5% or (2) the difference between 45% and the total weight of all the Index Constituents larger than the Index Constituent in question.

7.             All Index Constituents with weights greater than 4.5%, but with lower weights than the Index Constituent capped in step 6, are capped to a weight of 4.5%.

8.             All excess weight is proportionally redistributed to all Index Constituents within the Index with a weight less than 4.5%.

9.             After this redistribution, if the weight of any Index Constituent(s) that was originally less than 4.5% then breaches 4.5%, the process is repeated iteratively until no Index Constituents breach the 4.5% weight cap.

See “Index Rebalancings” below for more information on how the Index is rebalanced.

The table below shows the Index Constituents with the ten highest weightings as of October 1, 2020:

Index Constituent	Weighting
ENTERPRISE PRODUCTS PARTNERS	8.38%
MPLX LP	8.19%
ENERGY TRANSFER LP	7.79%

MAGELLAN MIDSTREAM PARTNERS	7.54%
PLAINS ALL AMER PIPELINE LP	6.85%
WESTERN MIDSTREAM PARTNERS L	5.94%
PHILLIPS 66 PARTNERS LP	5.19%
TC PIPELINES LP	5.18%
WILLIAMS COS INC	4.56%
CHENIERE ENERGY PARTNERS LP	4.50%

Source: S&P Dow Jones Indices LLC

Index Calculations

The Index is calculated by means of the divisor methodology used in all S&P Dow Jones equity indices.  For more information on the Index calculation methodology, please refer to the Modified Market Capitalization-Weighted Indices section of S&P Dow Jones Indices’ Index Mathematics Methodology.  The Index value is the index market value divided by the index divisor:

(1)

and

Where Index Market Value = ∑ (Shares Outstanding * Last Trading Price)

The divisor is defined based on the Index value and Index market value from equation (1). The Index value is not altered by an Index rebalancing. However, since prices and outstanding shares will have changed since the last rebalancing, the divisor will change at the rebalancing.

Therefore,

Index Rebalancings

The Index undergoes a major rebalancing once a year in October (the “October Rebalancing”), coinciding with the annual review of the qualifying universe. The rebalancing effective date is after the close of the third Friday in October.  The reference date is after the close of the last trading date in September.

Index Constituents’ shares are assigned Index shares using the closing prices as of the second Friday of October as the reference price.  Since Index shares will be assigned based on prices one week prior to rebalancing, the actual weight of each Index Constituent at the rebalancing will differ from the target weights due to market movements.

Base Date

The base value of the Index was set to 1000 on July 20, 2001. Data history begins on July 20, 2001. Daily returns are available starting from that date.

Index Adjustments

The following adjustments are made to the index to reflect certain corporate actions taken by Index Constituents:

Corporate Action	Adjustment Made to Index	Divisor Adjustment
Spin-Off	In general, both the parent company and spin-off companies will remain in the index until the next index rebalancing, regardless of whether they conform to the theme of the index.	No
Rights Offering

The price is adjusted to the Price of Parent Company minus (the Price of the Rights Offering/Rights Ratio).  Index Shares change so that the company’s weight remains the same as its weight before the rights offering.

No
Stock Dividend, Stock Split,	Index Constituents are multiplied by and the price is divided by the split factor.	No

Corporate Action	Adjustment Made to Index	Divisor Adjustment
Reverse Stock Split
Share Issuance or Share Repurchase	None. Actual shares outstanding of the company play no role in the daily index calculation.	No
Special Dividends	The price of the stock making the special dividend payment is reduced by the per-share special dividend amount after the close of trading on the day before the ex-date.	Yes
Delisting, acquisition or any other corporate action resulting in the deletion of the stock from the underlying index.

The stock is dropped from the index.  If the acquirer is an index constituent and the acquisition is stock-based, the index shares of the acquirer increase proportionately to the terms of the transaction.  The weight lost by the deletion and any applicable index share changes causes the weights of all other index constituents to change proportionately.

Yes

For more information on Corporate Actions, please refer to the S&P Dow Jones Indices’ Equity Indices Policies & Practices Methodology document located on the S&P Dow Jones Indices’ web site at www.spindices.com. Information contained in the S&P Dow Jones Indices website is not incorporated by reference in, and should not be considered a part of, this pricing supplement.

Mergers and Acquisitions

In case of mergers involving two Index Constituents, the merged company deemed to be the acquirer in the transaction remains in the Index, provided it meets all eligible requirements. If the acquisition payment type is stock-based, the acquirer’s index shares increase proportionately to the terms of the transaction. If the acquisition payment type is not stock-based, the acquirer’s index shares remain at pre-merger levels.

Announcements

All Index Constituents are evaluated daily for data needed to calculate the Index levels and returns. All events affecting the daily Index calculations are typically announced in advance via the Index Corporate Events report (.SDE) delivered daily via ftp to all holders. Any unusual treatment of a corporate action or short notice of an event may be communicated via email to holders.

All methodology changes are posted to the S&P Dow Jones Indices’ web site and announced via email to all holders.

In addition to the corporate events file (.SDE), S&P Dow Jones Indices provide constituent pro-forma files each time the indices rebalance. The pro-forma file is typically provided daily in advance of the rebalancing date and contains all constituents and their correspondence weights and index shares effective for the upcoming rebalancing.

The Index Committee may change the date of a given rebalancing for reasons including market holidays occurring on the scheduled rebalancing date. Any such change will be announced with proper advance notice where possible.

Holiday Schedule

The Index is calculated daily, throughout the calendar year. The index is not calculated on days when U.S. exchanges are officially closed.  A complete holiday schedule for the year is available on the S&P Dow Jones Indices web site.

Unscheduled Market Closures

In situations where all major exchanges fail to open or unexpectedly halt trading intraday due to unforeseen events, such as natural disasters, inclement weather, outages, or other events, the Index Sponsor will take the following actions:

Market Disruption Prior to Open of Trading:

(1) If the CBOE BZX indicates that trading will not open for a given day, the Index Sponsor will treat the day as an unscheduled market holiday. The decision will be communicated to holders as soon as possible through the normal channels. The Index will be calculated as normal, provided that at least one market is open that day, however, if all markets are closed that day, the Index will not be calculated.

(2) If the CBOE BZX indicates that trading, although delayed, will open for a given day, the Index Sponsor will begin calculating the Index when the CBOE BZX opens.

Market Disruption Intraday: If the CBOE BZX indicates that trading will not resume for a given day, the Index level will be calculated using prices determined by the CBOE BZX based on SEC Rule 123C. Intraday index values will continue to use the last traded composite price until the primary exchange publishes official closing prices.

For more information on Unexpected Exchange Closures, please refer to the S&P Dow Jones Indices’ Equity Indices Policies & Practices Methodology document located on the S&P Dow Jones Indices’ web site.

Real-time Index Calculation

S&P Dow Jones Indices generally calculates intraday index calculations using real-time exchange traded prices. S&P Dow Jones Indices does not calculate with each traded price, but rather, calculates on a pre-determined fixed interval (e.g. every 5 seconds). At each fixed interval, the relevant Index is computed with the latest real-time pricing for each component included in Index. If a new price is not available since the last real-time calculation, the calculation will leverage the last available traded price provided by the exchange. In the absence of a real-time traded price for a given component, the calculation will leverage the prior days’ closing price.

S&P Dow Jones Indices also maintains price thresholds for real-time components and indices to prevent unusually large price movements or incorrect price adjustments to adversely impact index calculations.

•                  Component Level: In the event a component price breaches a threshold, S&P Dow Jones Indices will temporarily hold the last price prior to the breach. For index calculations, a held component will continue to be included in the calculation but the calculation will use the last accepted price prior to the breach. Once the held price is confirmed or falls back within the acceptable tolerance, the latest real-time price for this component will be used for index calculations.

•                  Index Level: In the event an index calculation breaches a threshold, S&P Dow Jones Indices will temporarily hold the last index value prior to the breach. While the index is held, the last held index value will be distributed as defined by the set dissemination frequency. Once the held index value is confirmed or falls back within the acceptable tolerance, index calculations will resume with the latest market data.

In the event there is a disruption in intraday calculations, S&P Dow Jones Indices will not recalculate the impacted period.

Index Governance

The Global Thematic and Strategy Index Committee (the “Index Committee”) maintains the Index.  At each meeting, the Index Committee reviews pending corporate actions that may affect Index Constituents, statistics comparing the composition of the Index to the market, companies that are being considered as candidates for addition to the Index, and any significant market events.  In addition, the Index Committee may revise index policy covering rules for selecting companies, treatment of dividends, share counts, or other matters.

The Index Sponsor considers information about changes to its indices and related matters to be potentially market moving and material. Therefore, all Index Committee discussions are confidential.

Hypothetical and Actual Historical Performance of the Index

Since its inception, the Index has experienced fluctuations. Any historical upward or downward trend in the level of the Index during any period shown below is not an indication that the level of the Index is more or less likely to increase or decrease at any time during the term of the ETNs. The historical performance of the Index shown below should not be taken as an indication of future performance, and no assurance can be given that the value of the Index will increase sufficiently to cause holders of the relevant ETNs to receive a payment at maturity or upon early redemption equal to or in excess of the principal amount of such ETNs (after taking into account the effect of the accrued investor fee and any coupon amounts paid).

The Index was launched on September 6, 2007 and the base date for the Index is July 20, 2001.  All data relating to the period prior to the launch date of the Index is a hypothetical historical estimate by the Index Sponsor using available data as to how the Index may have performed in the pre-launch date period had the Index Sponsor begun calculating the Index on the base date of the Index using the methodology it currently uses.  Such data does not represent actual performance and should not be interpreted as an indication of actual performance.  Accordingly, the following table and graph illustrate:

(i)                  on a hypothetical basis, how the Index would have performed from July 20, 2001 to and excluding September 6, 2007 based on the selection criteria and methodology described above; and

(ii)               on an actual basis, how the Index has performed from and including September 6, 2007 onwards.

The table below is based on the price return of the Index, not VWAP levels.

The hypothetical and actual historical performance of the Index shown below does not represent the performance of the ETNs, which are subject to certain costs and fees.

Date	Index Level
July 20, 2001	1,000.00
December 31, 2001	1,032.98
December 31, 2002	923.70
December 31, 2003	1,245.20
December 31, 2004	1,330.08
December 30, 2005	1,301.97
December 29, 2006	1,539.30
December 31, 2007	1,595.02
December 31, 2008	924.98
December 31, 2009	1,514.29
December 31, 2010	1,920.41
December 30, 2011	2,072.07
December 31, 2012	2,050.70
December 31, 2013	2,517.83
December 31, 2014	2,572.19
December 31, 2015	1,566.28
December 30, 2016	1,676.09
December 29, 2017	1,550.13
December 31, 2018	1,268.20
December 31, 2019	1,283.04
October 1, 2020	647.20

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

The following graph shows the hypothetical performance of the Index during the period from July 20, 2001 to and excluding September 6, 2007 and the actual performance of the Index from and including September 6, 2007 to and including October 1 2020.

Hypothetical and actual historical performance of the Index is not an indication of future performance.  Future performance of the Index may differ significantly from hypothetical and actual historical performance, either positively or negatively.

Source: S&P Dow Jones Indices LLC; based on publicly available Bloomberg data.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

HISTORICAL COUPON PAYMENTS ON THE ETNS

The following table sets forth historical quarterly coupon payments and annualized yields for the coupon valuation dates occurring in February, May, August and November from May 2013 through September 2020.

The annualized yield for each coupon valuation date is calculated by (a) multiplying the relevant coupon payment by the ratio of 365 to the number of days in the since the immediately preceding coupon valuation date and (b) dividing by the closing indicative value as of the relevant coupon valuation date.  Each hypothetical annualized yield is calculated based on a single quarterly coupon payment and does not represent the annualized yield for any annual period.  The actual yield for each annual period will vary depending on the coupon payments paid during that period.

Historical coupon payments and annualized yields should not be taken as an indication of future coupon payments or annualized yields, and no assurance can be given as to distributions on the Index Constituents.  You are not guaranteed any coupon payments.

Coupon Valuation Date	Coupon Payment Date	Coupon Payment ($)	Annualized Yield
15-Feb-13	11-Mar-13	0.3405	5.01%
15-May-13	6-Jun-13	0.3341	4.60%
15-Aug-13	6-Sep-13	0.3235	4.62%
15-Nov-13	9-Dec-13	0.34	4.71%
18-Feb-14	11-Mar-14	0.3332	4.43%
15-May-14	6-Jun-14	0.3546	4.51%
15-Aug-14	8-Sep-14	0.3464	4.03%
17-Nov-14	9-Dec-14	0.3513	4.23%
17-Feb-15	10-Mar-15	0.3637	4.82%
15-May-15	8-Jun-15	0.3633	4.80%
17-Aug-15	8-Sep-15	0.3677	5.92%
16-Nov-15	8-Dec-15	0.3673	7.16%
16-Feb-16	8-Mar-16	0.332	9.33%
16-May-16	7-Jun-16	0.3375	7.05%
15-Aug-16	6-Sep-16	0.3234	6.27%
15-Nov-16	7-Dec-16	0.3164	6.37%
15-Feb-17	9-Mar-17	0.2985	5.41%
15-May-17	6-Jun-17	0.3114	6.06%
15-Aug-17	6-Sep-17	0.3084	6.79%
15-Nov-17	7-Dec-17	0.3032	7.04%
15-Feb-18	9-Mar-18	0.2833	6.17%
15-May-18	6-Jun-18	0.3257	7.30%
15-Aug-18	6-Sep-18	0.3222	6.78%
15-Nov-18	7-Dec-18	0.2807	6.94%
15-Feb-19	11-Mar-19	0.3059	7.14%
15-May-19	6-Jun-19	0.2821	6.54%
15-Aug-19	6-Sep-19	0.3086	7.90%
15-Nov-19	7-Dec-19	0.2945	8.20%
18-Feb-20	10-Mar-20	0.2843	8.09%
15-May-20	5-Jun-20	0.2488	11.11%
17-Aug-20	7-Sept-20	0.2508	10.50%

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

License Agreement

All disclosures contained in this prospectus supplement regarding the Index, including its make-up, method of calculation and changes in its constituents, are derived from publicly available information prepared by the Index Sponsor. None of us, our affiliates or the trustee assumes any responsibility for the accuracy or completeness of such information.

Disclaimer

The S&P MLP Index (the “Index”) is a product of S&P Dow Jones Indices LLC (“SPDJI”), and has been licensed for use by Barclays Bank PLC.  S&P® and S&P 500® are registered trademarks of Standard & Poor’s Financial Services LLC (“SPFS”). These trademarks have been licensed to SPDJI and its affiliates and sublicensed to Barclays Bank PLC for certain purposes.

The ETNs are not sponsored, endorsed, sold or promoted by SPDJI, SPFS or any of their respective affiliates (collectively, “S&P Dow Jones Indices”).  S&P Dow Jones Indices does not make any representation or warranty, express or implied, to the owners of the ETNs or any member of the public regarding the advisability of investing in securities generally or in the ETNs particularly or the ability of the Index to track general market performance.  S&P Dow Jones Indices’ only relationship to Barclays Bank PLC with respect to the Index is the licensing of the Index and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its licensors.  The Index is determined, composed and calculated by S&P Dow Jones Indices without regard to Barclays Bank PLC or the ETNs.  S&P Dow Jones Indices has no obligation to take the needs of Barclays Bank PLC or the owners of the ETNs into consideration in determining, composing or calculating the Index. S&P Dow Jones Indices is not responsible for and has not participated in the determination of the prices, and amount of the ETNs or the timing of the issuance or sale of the ETNs or in the determination or calculation of the equation by which the payments on the ETNs are to be made.  S&P Dow Jones Indices has no obligation or liability in connection with the administration, marketing or trading of the ETNs. There is no assurance that investment products based on the Index will accurately track index performance or provide positive investment returns.  SPDJI is not an investment advisor.  Inclusion of a security within the Index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice. Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the ETNs currently being issued by Barclays Bank PLC, but which may be similar to and competitive with the ETNs.  In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the Index.  It is possible that this trading activity will affect the value of the Index and the ETNs.

S&P DOW JONES INDICES DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION (INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS)) WITH RESPECT THERETO.  S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN.  S&P DOW JONES INDICES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY BARCLAYS BANK PLC, OWNERS OF THE ETNS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO.  WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBLITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE.  THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND BARCLAYS BANK PLC, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

VALUATION OF THE INDEX AND THE ETNS

The VWAP level, which is used to calculate the payment on the ETNs at maturity or upon early redemption, is calculated by the VWAP calculation agent, which initially is NYSE. The calculation of the VWAP level is different from the calculation of the closing level of the Index. Please see “Risk Factors— The Payment on the ETNs is Linked to the VWAP Level, Not to the Closing Level of the Index and Not to the Published Intraday Indicative Value of the ETNs” for more information.

Intraday Indicative Value

The “intraday indicative value” is published for reference purposes only and is intended to provide investors with an approximation of the effect that changes in the level of the Index during the current trading day would have on the closing indicative value of the ETNs from the previous day.  Intraday indicative value differs from closing indicative value in two important respects.  First, intraday indicative value is based on the most recent Index level published by the Index Sponsor, which reflects the most recent reported sales prices for the Index Constituents, rather than the VWAP level.  Second, the intraday indicative value only reflects the accrued dividend and accrued investor fee at the close of business on the preceding calendar day, but does not include any adjustment for the index dividend or investor fee accruing during the course of the current day.

The intraday indicative value is published as a convenience for reference purposes only and does not represent the actual trading price of the ETNs, which may be influenced by bid-offer spreads, hedging and transaction costs and market liquidity, among other factors.

The intraday indicative value of the ETNs will be calculated by ICE Data Indices, LLC, or a successor, under the following ticker symbol:

ETNs	Ticker Symbol
Barclays S&P MLP ETN	IMLP.IV

In connection with the ETNs, we use the term “intraday indicative value” to refer to the value at a given time determined based on the following equation:

Intraday Indicative Value  =  intraday ETN current value  + the accrued dividend on the immediately preceding calendar day – the accrued investor fee on the immediately preceding calendar day where:

intraday ETN current value  =  The most recent published Index level, as calculated by the Index Sponsor, divided by the VWAP factor.

NYSE is not affiliated with Barclays Bank PLC and does not approve, endorse, review or recommend Barclays Bank PLC or the ETNs.

The intraday indicative value will be derived from sources deemed reliable, but NYSE and its respective suppliers do not guarantee the correctness or completeness of the intraday indicative value or other information furnished in connection with the ETNs. NYSE makes no warranty, express or implied, as to results to be obtained by Barclays Bank PLC, Barclays Bank PLC’s customers, holders of the ETNs, or any other person or entity from the use of the intraday indicative value or any data included therein. NYSE makes no express or implied warranties, and expressly disclaims all warranties of merchantability or fitness for a particular purpose with respect to the intraday indicative value or any data included therein.

NYSE and its respective employees, subcontractors, agents, suppliers and vendors shall have no liability or responsibility, contingent or otherwise, for any injury or damages, whether caused by the negligence of NYSE, its employees, subcontractors, agents, suppliers or vendors or otherwise, arising in connection with the intraday indicative value or the ETNs, and shall not be liable for any lost profits, losses, punitive, incidental or consequential damages. NYSE shall not be responsible for or have any liability for any injuries or damages caused by errors, inaccuracies, omissions or any other failure in, or delays or interruptions of, the intraday indicative value, from whatever cause. NYSE is not responsible for the selection of or use of the Index or the ETNs, the accuracy and adequacy of the Index or information used by Barclays Bank PLC and the resultant output thereof.

The intraday indicative value calculation is not intended as a price or quotation, or as an offer or solicitation for the purchase, sale, redemption or termination of your ETNs.  Published Index levels from the Index Sponsor may occasionally be subject to delay or postponement.  Any such delays or postponements will affect the current Index level and therefore the intraday indicative value of your ETNs.  The actual trading price of the ETNs may be different from their intraday indicative value.

As discussed in “Specific Terms of the ETNs—Payment Upon Holder Redemption and Issuer Redemption”, you may, subject to certain restrictions, choose to redeem your ETNs on any redemption date during the term of the ETNs.  If you redeem your ETNs on a particular redemption date, you will receive a cash payment in U.S. dollars per ETN equal to the closing indicative value on the applicable valuation date minus the redemption charge.  You must redeem at least 50,000 ETNs of the same series at one time in order to exercise your right to redeem your ETNs on any redemption date.  The daily redemption feature is intended to induce arbitrageurs to counteract any trading of the ETNs of any series at a discount to their indicative value, though there can be no assurance that arbitrageurs will employ the redemption feature in this manner.

Split or Reverse Split of the ETNs

On any business day we may elect to initiate a split of your ETNs or a reverse split of your ETNs. Such date shall be deemed to be the “announcement date,” and we will issue a notice to holders of the relevant ETNs and a press release announcing the split or reverse split, specifying the effective date of the split or reverse split and the split or reverse split ratio.

If the ETNs undergo a split, we will adjust the terms of the ETNs accordingly.  For example, if the split ratio is 4 and hence the ETNs undergo a 4:1 split, every investor who holds an ETN via DTC on the relevant record date will, after the split, hold four ETNs, and adjustments will be made as described below.  The record date for the split will be the 9th business day after the announcement date.  To reflect the 4:1 split of your ETNs, the accrued dividend and the accrued investor fee on such record date will be divided by 4 and the VWAP factor on such record date will be multiplied by 4 (resulting in the closing indicative value being decreased by a factor of 4).  If the record date of the split falls in between a coupon valuation date and the corresponding coupon ex-date, the accrued dividend and the accrued investor fee on coupon valuation date would be divided by four when calculating coupon adjustment dividend amount and coupon adjustment fee amount on that coupon ex-date.  Any adjustment of closing indicative value, VWAP factor, accrued dividend, and accrued investor fee will be rounded to 8 decimal places.  The split will become effective at the opening of trading of the ETNs on the business day immediately following the record date.

In the case of a reverse split, we reserve the right to address odd numbers of ETNs (commonly referred to as “partials”) in a commercially reasonable manner determined by us in our sole discretion.  For example, if the reverse split ratio is 4 and the ETNs undergo a 1:4 reverse split, every investor who holds 4 ETNs via DTC on the relevant record date will, after the reverse split, hold only one ETN and adjustments will be made as described below.  The record date for the reverse split will be on the 9th business day after the announcement date.  To reflect the 1:4 reverse split of your ETNs, the accrued dividend and the accrued investor fee on such record date will be multiplied by 4 and the VWAP factor on such record date will be divided by 4 (resulting in the closing indicative value being increased by a factor of 4).  If the record date of the reverse split falls in between a coupon valuation date and the corresponding coupon ex-date, the accrued dividend and the accrued investor fee on coupon valuation date would be multiplied by four when calculating coupon adjustment dividend amount and coupon adjustment fee amount on that coupon ex-date.  Any adjustment of closing indicative value, VWAP factor, accrued dividend, and accrued investor fee will be rounded to 8 decimal places.  The reverse split will become effective at the opening of trading of the ETNs on the business day immediately following the record date.

In the case of a reverse split, holders who own a number of ETNs on the record date which is not evenly divisible by the split ratio will receive the same treatment as all other holders for the maximum number of ETNs they hold which is evenly divisible by the split ratio, and we will have the right to compensate holders for their remaining or “partial” ETNs in a commercially reasonable manner determined by us in our sole discretion.  Our current intention is to provide holders with a cash payment for their partials on the 17th business day following the announcement date in an amount equal to the appropriate percentage of the closing indicative value of the reverse split- adjusted ETNs on the 14th business day following the announcement date.  For example, if the reverse split ratio is 1:4, a holder who held 23 ETNs via DTC on the record date would receive 5 post reverse split ETNs on the immediately following business day, and a cash payment on the 17th business day following the announcement date that is equal to 3/4 of the closing indicative value of the reverse split-adjusted ETNs on the 14th business day following the announcement date.

In the event of a reverse split, the redemption amount will be adjusted accordingly by the Issuer, in its sole discretion and in a commercially reasonable manner, to take into account the reverse split.

SPECIFIC TERMS OF THE ETNS

In this section, references to “holders” mean those who own the ETNs registered in their own names, on the books that we or the Trustee (as defined below), or any successor trustee, as applicable, maintain for this purpose, and not those who own beneficial interests in the ETNs registered in street name or in the ETNs issued in book-entry form through The Depository Trust Company (“DTC”) or another depositary. Owners of beneficial interests in the ETNs should read the section entitled “Description of Debt Securities—Legal Ownership; Form of Debt Securities” in the accompanying prospectus.

The ETNs are part of a series of debt securities entitled “Global Medium-Term Notes, Series A” (the “medium-term notes”) that we may issue under the senior debt securities indenture, dated September 16, 2004 (as may be amended or supplemented from time to time, the “Indenture”), between Barclays Bank PLC and The Bank of New York Mellon, as trustee (the “Trustee”), from time to time.  This pricing supplement summarizes specific financial and other terms that apply to the ETNs. Terms that apply generally to all medium-term notes are described in “Summary—Medium-Term Notes” and “Terms of the Notes” in the accompanying prospectus supplement.  The terms described in this pricing supplement supplement those described in the accompanying prospectus, prospectus supplement and any related free writing prospectuses and, if the terms described here are inconsistent with those described in those documents, the terms described here are controlling.

Please note that the information about the price to the public and the proceeds to Barclays Bank PLC on the front cover of this pricing supplement relates only to the initial sale of the ETNs.  If you have purchased the ETNs in a market-making transaction after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale.

We describe the terms of the ETNs in more detail below.

Inception, Issuance and Maturity

The ETNs were first sold on January 3, 2013, which we refer to as the “inception date.”  The ETNs were first issued on January 8, 2013, which we refer to as the “issue date,” and will be due on December 15, 2042.

Coupon

If you or we have not previously redeemed your ETNs, for each ETN that you hold on the applicable coupon record date, you will receive an interest payment in cash per ETN on each coupon payment date in U.S. dollars equal to the coupon amount, if any, on the applicable coupon valuation date.

The “coupon amount” on any coupon valuation date will equal the greater of (i) zero and (ii)(1) the accrued dividend on such coupon valuation date minus (2) the accrued investor fee on such coupon valuation date.

If on any coupon valuation date the accrued investor fee is greater than the accrued dividend, you will not receive a coupon payment on the applicable coupon payment date.  The value of any distributions in respect of any Index Constituents occurring after a coupon valuation date but before the immediately following coupon-ex date will not be reflected in the accrued dividend on such coupon valuation date and, therefore, will not be reflected in the coupon amount payable on the corresponding coupon payment date.

Denomination

We will offer the ETNs in denominations of $25.00.  We reserve the right to initiate a split or reverse split of the ETNs in our sole discretion.

Payment at Maturity

If you hold your ETNs to maturity, you will receive a cash payment per ETN at maturity in U.S. dollars equal to the closing indicative value on the applicable final valuation date.

The “closing indicative value” for each ETN on any given calendar day until the final valuation date or applicable valuation date (in the case of early redemption) will equal (1) the ETN current value on such calendar day plus (2) the accrued dividend on such calendar day minus (3) the accrued investor fee on such calendar day.  If the ETNs undergo a split or reverse split, the closing indicative value will be adjusted accordingly.

The “ETN current value” for each ETN on any given calendar day will be calculated as follows:  The ETN current value on the initial valuation date was $25.00.  On any subsequent calendar day until maturity or early redemption, the ETN current value will equal (1) the closing VWAP level on that day (or on the immediately preceding index business day, if such calendar day is not an index business day) divided by (2) the VWAP factor.

The “initial VWAP level” is 2,144.96, which is equal to the VWAP level at the close of trading on the initial valuation date, as determined by the VWAP calculation agent.

The “closing VWAP level” is equal to (i) the VWAP level as of the close of trading on any index business day, for purposes of holder redemption, or (ii) the arithmetic mean of the VWAP levels as of the close of trading on each index business day during the final measurement period or the issuer redemption measurement period, for purposes of the payment at maturity or upon issuer redemption, respectively, in each case as determined by the VWAP calculation agent.

“VWAP level” means, on any index business day, as calculated by the VWAP calculation agent, (1) the sum of the products of (i) the VWAP of each Index Constituent as of such date and (ii) the published unit weighting of that Index Constituent as of such date, divided by (2) the index divisor as of such date.  The VWAP level is reported on Bloomberg page “SPMLPVW <Index>“.

“VWAP” means, with respect to each Index Constituent, on any index business day, the consolidated volume-weighted average price of one unit of such Index Constituent as determined by the VWAP calculation agent based on all trades in such Index Constituent reported in the consolidated tape system during the regular trading session.

The “index divisor”, as of any index business day, is the divisor used by the Index Sponsor to calculate the level of the index, as further described under “The Index—Index Calculations” in this pricing supplement.

The “VWAP factor” is 85.7984, which is equal to (1) the initial VWAP level divided by (2) the principal amount per ETN.  If the ETNs undergo a split or reverse split, the VWAP factor will be adjusted accordingly.

The “accrued dividend” for each ETN on any calendar day will be calculated as follows:  The accrued dividend on the initial valuation date was zero.  The accrued dividend on any subsequent calendar day will equal (1) the accrued dividend as of the immediately preceding calendar day plus (2) the dollar dividend value on such calendar day minus (3) the coupon adjustment dividend amount on such calendar day.  If the ETNs undergo a split or reverse split, the accrued dividend will be adjusted accordingly.

The “dollar dividend value” on any calendar day will equal (1) the index dividend on such calendar day divided by (2) the VWAP factor.

The “index dividend” on any calendar day represents the aggregate cash value of distributions that a hypothetical person holding Index Constituents in proportion to the weights of the Index Constituents would have been entitled to receive with respect to any Index Constituent for those cash distributions whose “ex-dividend date” occurs on such calendar day.  The index dividend on any calendar day will equal (1) the sum of the products of (i) the cash value of distributions that a hypothetical holder of each Index Constituent on such calendar day would have been entitled to receive in respect of that Index Constituent for those cash distributions whose “ex-dividend date” occurs on such calendar day and (ii) the published unit weighting of that Index Constituent as of such date, divided by (2) the index divisor as of such date.

On any calendar day that is not a coupon ex-date, the “coupon adjustment dividend amount” will equal zero.  On any calendar day that is a coupon ex-date, the coupon adjustment dividend amount will equal the accrued dividend on the coupon valuation date immediately preceding such coupon ex-date.  The effect of the coupon adjustment dividend amount as of each coupon ex-date is to reduce the accrued dividend (and, therefore, the closing indicative value) by the amount of the index dividends reflected in any coupon amount that holders will be entitled to receive on the immediately following coupon payment date.

The “accrued investor fee” for each ETN on any calendar day will be calculated as follows:  The accrued investor fee on the initial valuation date was zero.  The accrued dividend on any calendar day will equal (1) the accrued investor fee as of the immediately preceding calendar day plus (2) the daily fee value on such calendar day minus (3) the coupon adjustment fee amount on such calendar day.  If the ETNs undergo a split or reverse split, the accrued investor fee will be adjusted accordingly. The accrued investor fee reduces the daily return of the ETNs.

The “daily fee value” on any calendar day is equal to the product of (1) the closing VWAP level on such calendar day divided by the VWAP factor and (2) 0.80% divided by 365.  Because the daily fee value is calculated and subtracted from the closing indicative value on a daily basis, the net effect of the fee accumulates over time and is subtracted at the rate of approximately 0.80% per year.

On any calendar day that is not a coupon ex-date, the “coupon adjustment fee amount” will equal zero.  On any calendar day that is a coupon ex-date, the coupon adjustment fee amount will equal (i) the coupon adjustment dividend amount on such coupon ex-date, if the coupon amount in respect of such coupon-ex date is zero or (ii) the accrued investor fee on the coupon valuation date immediately preceding such coupon ex-date, if the coupon amount in respect of such coupon-ex date is greater than zero.  The effect of the coupon adjustment fee amount as of each coupon ex-date is to reduce the accrued investor fee by the portion of the accrued investor fee that was offset against accrued dividends in calculating any coupon amount that holders will be entitled to receive on the immediately following coupon payment date.  If the coupon amount in respect of any coupon valuation date is zero, which means that the accrued investor fee as of that coupon valuation date is equal to or greater than the accrued dividend as of that coupon valuation date, the accrued investor fee will be reduced by the accrued dividend and the remaining accrued investor fee will effectively be carried forward to be offset against subsequent accrued dividends.

The “redemption charge” is a one-time charge imposed upon holder redemption and is equal to 0.125% times the closing indicative value on the applicable valuation date.  The redemption charge is intended to allow us to recoup the brokerage and other transaction costs that we will incur in connection with redeeming the ETNs. The proceeds we receive from the redemption charge may be more or less than such costs.

An “index business day” means any day on which the Index Sponsor publishes a level for the Index.

Valuation Date and Dates Relating to Coupon Payments

A “valuation date” is each business day from January 3, 2013 to December 2, 2042 inclusive (or, if such date is not a trading day, the next succeeding trading day), unless the calculation agent determines that a market disruption event occurs or is continuing on that day in respect of the Index. In that event, the valuation date will be the first following trading day on which the calculation agent determines that a market disruption event does not occur and is not continuing. In no event, however, will any valuation date be postponed by more than five business days.  We refer to January 3, 2013 as the “initial valuation date” and December 2, 2042 as the “final valuation date”.

A “trading day” is a day on which (1) it is a business day in New York City and (2) trading is generally conducted on the CBOE BZX stock exchange, in each case as determined by the calculation agent in its sole discretion.

A “coupon valuation date” means the 15th of February, May, August and November of each calendar year during the term of the ETNs or if such date is not an index business day, then the first index business day following such date (subject to the occurrence of a market disruption event).  The first coupon valuation date was on February 15, 2013.

A “coupon ex-date” means the seventh index business day following each coupon valuation date (subject to the occurrence of a market disruption event).  The first coupon ex-date was on February 27, 2013.

A “coupon record date” means the ninth index business day following each coupon valuation date (subject to the occurrence of a market disruption event).  The first coupon record date was on March 1, 2013.

A “coupon payment date” means the 15th index business day following each coupon valuation date (subject to the occurrence of a market disruption event).  The first coupon payment date was on March 11, 2013.

A “market disruption event” means any of the following with respect to the Index, (i) a suspension, absence or limitation of trading in Index Constituents constituting 20% or more, by weight, of the Index; (ii) a suspension, absence or limitation of trading in futures or options contracts relating to the Index on their respective markets; (iii) any event that disrupts or impairs, as determined by the calculation agent, the ability of market participants to (x) effect transactions in, or obtain market values for, Index Constituents constituting 20% or more, by weight, of the Index, or (y) effect transactions in, or obtain market values for, futures or options contracts relating to the Index on their respective markets; (iv) the closure on any day of the primary market for futures or options contracts relating to the Index or Index Constituents constituting 20% or more, by weight, of the Index on a scheduled trading day prior to the scheduled weekday closing time of that market (without regard to after hours or any other trading outside of the regular trading session hours) unless such earlier closing time is announced by the primary market at least one hour prior to the earlier of (x) the actual closing time for the regular trading session on such primary market on such scheduled trading day for such primary market and (y) the submission deadline for orders to be entered into the relevant exchange system for execution at the close of trading on such scheduled trading day for such primary market; (v) any scheduled trading day on which (x) the primary markets for Index Constituents constituting 20% or more, by weight, of the Index or (y) the exchanges or quotation systems, if any, on which futures or options contracts on the Index are traded, fails to open for trading during its regular trading session; (vi) if the Index Sponsor does not publish the level of the Index on an index business day or the Index is otherwise not available; or (vii) any other event, if the calculation agent determines that the event interferes with our ability or the ability of any of our affiliates to unwind all or a portion of a hedge with respect to the ETNs that we or our affiliates have effected or may effect; and, in any of these events, the calculation agent determines that the event was material.

For purposes of determining whether a market disruption event has occurred, the following event will not be a market disruption event: (a) a limitation on the hours or number of days of trading on which any Index Constituent is traded, but only if the limitation results from an announced change in the regular business hours of the relevant market; or (b) a decision to permanently discontinue trading in futures or options contracts relating to the Index.  For this purpose, an “absence of trading” on an exchange or market will not include any time when the relevant exchange or market is itself closed for trading under ordinary circumstances.  In contrast, a suspension or limitation of trading in futures or options contracts related to the Index, if available, in the primary market for those contracts, by reason of any of: (A) a price change exceeding limits set by that market, (B) an imbalance of orders relating to those contracts, or (C) a disparity in bid and ask quotes relating to those contracts, will constitute a suspension or material limitation of trading in futures or options contracts related to the Index in the primary market for those contracts.

Maturity Date

If the maturity date stated on the cover of this pricing supplement is not a business day, the maturity date will be the next following business day.  If the last day of the final measurement period does not qualify as a business day, then the maturity date will be the fifth business day following the last day of the final measurement period.  The calculation agent may postpone the final valuation date—and therefore the maturity date—if a market disruption event occurs or is continuing on a day that would otherwise be the final valuation date.

In the event that payment at maturity is deferred beyond the stated maturity date, penalty interest will not accrue or be payable with respect to that deferred payment.

A “business day” means a Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institutions in New York City or London, as applicable, generally are authorized or obligated by law, regulation, or executive order to close.

Payment Upon Holder Redemption and Issuer Redemption

Up to the valuation date immediately preceding the final valuation date and subject to certain restrictions, you may elect to redeem your ETNs on any redemption date during the term of the ETNs, provided that you present at least 50,000 of the ETNs for redemption or your broker or other financial intermediary (such as a bank or other financial institution not required to register as a broker-dealer to engage in securities transactions) bundles your ETNs for redemption with those of other investors to reach this minimum.  If you choose to redeem your ETNs, you will receive a cash payment in U.S. dollars for each ETN on the applicable redemption date equal to the closing indicative value on the applicable valuation date minus the redemption charge.

Prior to maturity, we may redeem the ETNs (in whole but not in part) at our sole discretion on any trading day on or after the inception date until and including maturity. If we redeem the ETNs, you will receive a cash payment in U.S. dollars per ETN in an amount equal to the closing indicative value on the applicable valuation date (which will reflect the applicable closing VWAP level calculated by reference to the arithmetic mean of the VWAP levels as of the close of trading on each of the five index business days from and including such valuation date).

A “redemption date”

•                  in the case of holder redemption, effective as of August 31, 2017, the second business day following any valuation date (other than the final valuation date). The final redemption date of the ETNs will be the second business day following the valuation date that is immediately prior to the final valuation date; and

•                  in the case of issuer redemption, the fifth business day after the last day of the issuer redemption measurement period, which will in no event be prior to the 20th calendar day following the date on which we deliver such notice.

In the event that payment upon redemption is deferred beyond the original redemption date, penalty interest will not accrue or be payable with respect to that deferred payment.

Early Redemption Procedures

Holder Redemption Procedures

You may, subject to the minimum redemption amount described above, elect to redeem your ETNs on any redemption date. To redeem your ETNs, you must instruct your broker or other person through whom you hold your ETNs to take the following steps:

•       deliver a notice of redemption, which is attached as Annex A, to us via facsimile or email by no later than 4:00 p.m., New York City time, on the business day prior to the applicable valuation date.  If we receive your notice by the time specified in the preceding sentence, we will respond by sending you a form of confirmation of redemption, which is attached as Annex B;

•       deliver the signed confirmation of redemption to us via facsimile or email in the specified form by 5:00 p.m., New York City time, on the same day.  We or our affiliate must acknowledge receipt in order for your confirmation to be effective;

•       instruct your DTC custodian to book a delivery vs. payment trade with respect to your ETNs on the valuation date at a price per ETN equal to the applicable closing indicative value, facing Barclays DTC 229; and

•       cause your DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 10:00 a.m., New York City time, on the applicable redemption date (the second business day following the valuation date).

Different brokerage firms may have different deadlines for accepting instructions from their customers.  Accordingly, you should consult the brokerage firm through which you own your interest in the ETNs in respect of such deadlines.  If we do not receive your notice of redemption by 4:00 p.m., New York City time, or your confirmation of redemption by 5:00 p.m., New York City time, on the business day prior to the applicable valuation date, your notice will not be effective and we will not redeem your ETNs on the applicable redemption date.  Any redemption instructions for which we (or our affiliate) receive a valid confirmation in accordance with the procedures described above will be irrevocable.

The redemption value is determined according to a formula which relies upon the closing indicative value and will be calculated on a valuation date that will occur after the redemption notice is submitted.  It is not possible to publicly disclose, or for you to determine, the precise redemption value prior to your election to redeem.  The redemption value may be below the most recent intraday indicative value or closing indicative value of your ETNs at the time when you submit your redemption notice.

Issuer Redemption Procedures

We have the right to redeem or “call” the ETNs (in whole but not in part) at our sole discretion without your consent on any trading day on or after inception date until and including maturity.  If we elect to redeem the ETNs, we will deliver written notice of such election to redeem to the holders of such ETNs not less than 20 calendar days prior to the redemption date specified by us in such notice.  In this scenario, the final valuation date will be deemed to be the date specified by us in the notice (subject to postponement in the event of a market disruption event as described above in this pricing supplement), and the ETNs will be redeemed on the fifth business day after the last day of the issuer redemption measurement period, but in no event prior to the 20th calendar day following the date on which we deliver such notice.

Default Amount on Acceleration

If an event of default occurs and the maturity of the ETNs is accelerated, we will pay the default amount in respect of the principal of the ETNs at maturity.  We describe the default amount below under “—Default Amount”.

For the purpose of determining whether the holders of our medium-term notes, of which the ETNs are a part, are entitled to take any action under the Indenture, we will treat the principal amount of the ETNs outstanding as their principal amount.  Although the terms of the ETNs may differ from those of the other medium-term notes, holders of specified percentages in principal amount of all medium-term notes, together in some cases with other series of our debt securities, will be able to take action affecting all the medium-term notes, including the ETNs.  This action may involve changing some of the terms that apply to the medium-term notes, accelerating the maturity of the medium-term notes after a default or waiving some of our obligations under the Indenture.  We discuss these matters in the attached prospectus under “Description of Debt Securities—Modification and Waiver” and “—Senior Events of Default; Dated Subordinated Enforcement Events and Remedies; Limitations on Suits”.

Default Amount

The default amount for the ETNs on any day will be an amount, determined by the calculation agent in its sole discretion, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to the ETNs as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to the ETNs.  That cost will equal:

•       the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

•       the reasonable expenses, including reasonable attorneys’ fees, incurred by the holders of the ETNs in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for the ETNs, which we describe below, the holders of the ETNs and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking.  If either party obtains a quotation, it must notify the other party in writing of the quotation.  The amount referred to in the first bullet point above will equal the lowest — or, if there is only one, the only — quotation obtained, and as to which notice is so given, during the default quotation period.  With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third business day after that day, unless:

•       no quotation of the kind referred to above is obtained, or

•       every quotation of that kind obtained is objected to within five business days after the due date as described above.

If either of these two events occurs, the default quotation period will continue until the third business day after the first business day on which prompt notice of a quotation is given as described above.  If that quotation is objected to as described above within five business days after that first business day, however, the default quotation period will continue as described in the prior sentence and this sentence.

In any event, if the default quotation period and the subsequent two business day objection period have not ended before the final valuation date, then the default amount will equal the principal amount of the ETNs.

Qualified Financial Institutions

For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America or Europe, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

•       A-1 or higher by Standard & Poor’s Ratings Services or any successor, or any other comparable rating then used by that rating agency, or

•       P-1 or higher by Moody’s Investors Service or any successor, or any other comparable rating then used by that rating agency.

Further Issuances

We may, without your consent, create and issue additional securities having the same terms and conditions as the ETNs. If there is substantial demand for the ETNs, we may issue additional ETNs frequently.  We may consolidate the additional securities to form a single class with the outstanding ETNs. However, we are under no obligation to issue or sell additional ETNs at any time, and if we do issue or sell additional ETNs, we may limit such sales and stop selling additional ETNs at any time.

We also reserve the right to cease or suspend sales of ETNs from inventory held by our affiliate Barclays Capital Inc. at any time.  If we limit, restrict or stop sales of ETNs, or if we subsequently resume sales of ETNs, the liquidity and trading price of the ETNs in the secondary market could be materially and adversely affected.

Discontinuance or Modification of the Index

If the Index Sponsor discontinues publication of or otherwise fails to publish the Index, or the Index Sponsor does not make the Index Constituents, their unit weighting and/or the index divisor available to the VWAP calculation agent, and the Index Sponsor or another entity publishes a successor or substitute index that the calculation agent determines to be comparable to the discontinued Index and for which the Index Constituents, their unit weighting, and/or the index divisor are available to the VWAP calculation agent (such index being referred to herein as a “successor index”), then the VWAP level for such successor index will be determined by the VWAP calculation agent by reference to the sum of the products of the VWAPs of the constituents underlying such successor index and each such constituent’s respective weighting within the successor index (which sum will be adjusted by any index divisor used by such successor index) on the dates and at the times as of which the VWAP levels for such successor index are to be determined.

If the Index Sponsor discontinues publication of the Index or does not make the Index Constituents, their unit weightings and/or index divisor available to the VWAP calculation agent prior to, and such discontinuation or unavailability is continuing on any index business day during the final measurement period or issuer redemption measurement period, or on a valuation date, as applicable, or any other relevant date on which the VWAP level is to be determined and the calculation agent determines that no successor index is available at such time, or the calculation agent has previously selected a successor index and publication of such successor index is discontinued prior to, and such discontinuation is continuing on any index business day during the final measurement period or issuer redemption measurement period, or on any valuation date, as applicable, or any other relevant date on which the VWAP level is to be determined, then the VWAP calculation agent will determine the relevant VWAP levels using the VWAP and published unit weighting of each Index Constituent included in the Index or successor index, as applicable, immediately prior to such discontinuation or unavailability, as adjusted for certain corporate actions as described under “The Index—Index Rebalancings.”

Notwithstanding these alternative arrangements, discontinuation of the publication of the Index or successor index, as applicable, may adversely affect the value of the ETNs.

If at any time the method of calculating the Index or a successor index, or the value thereof, is changed in a material respect, or if the Index or a successor index is in any other way modified so that the VWAP level of the Index or such successor index does not, in the opinion of the VWAP calculation agent, fairly represent the VWAP level of the Index or such successor index had such changes or modifications not been made, then the VWAP calculation agent will make such calculations and adjustments as, in the good faith judgment of the VWAP calculation agent, may be necessary in order to arrive at a VWAP level of an index comparable to the Index or such successor index, as the case may be, as if such changes or modifications had not been made, and the VWAP calculation agent will calculate the VWAP levels for the Index or such successor index with reference to the Index or such successor index, as adjusted.  Accordingly, if the method of calculating the Index or a successor index is modified so that the level of the Index or such successor index is a fraction of what it would have been if there had been no such modification (e.g., due to a split in the Index), which, in turn, causes the VWAP level of the Index or such successor index to be a fraction of what it would have been if there had been no such modification, then the VWAP calculation agent will make such calculations and adjustments in order to arrive at a VWAP level for the Index or such successor index as if it had not been modified (e.g., as if such split had not occurred).

All determinations and adjustments to be made by the calculation agent may be made in the calculation agent’s sole discretion.  See “Risk Factors” in this pricing supplement for a discussion of certain conflicts of interest which may arise with respect to the calculation agent.

Manner of Payment and Delivery

Any payment on or delivery of the ETNs at maturity will be made to accounts designated by you and approved by us, or at the office of the Trustee in New York City, but only when the ETNs are surrendered to the Trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of DTC.

Role of Calculation Agent

Currently, Barclays Bank PLC serves as the calculation agent. We may change the calculation agent without notice. The calculation agent will, in its sole discretion, make all determinations regarding the value of the ETNs, including at maturity or upon early redemption, market disruption events, business days, trading days, the closing indicative value, the ETN current value, the VWAP factor, the accrued dividend, the dollar dividend value, the index dividend, the coupon adjustment dividend amount, the accrued investor fee, the daily fee value, the coupon adjustment fee amount, the coupon amount, the default amount, any valuation date, any coupon valuation date, any coupon ex-date, any coupon record date, any coupon payment date, the redemption charge, the maturity date, redemption dates, the amount payable in respect of your ETNs at maturity or upon early redemption, the amount payable in respect of any coupon payments and any other calculations or determinations to be made by the calculation agent as specified herein in a commercially reasonable manner by reference to such factors as the calculation agent deems appropriate. Absent manifest error, all determinations of the calculation agent will be final, conclusive, and binding on you and us, without any liability on the part of the calculation agent. You will not be entitled to any compensation from us for any loss suffered as a result of any of the above determinations by the calculation agent.

The calculation agent reserves the right to make adjustments to correct errors contained in previously published information and to publish the corrected information, but is under no obligation to do so and shall have no liability in respect of any errors or omissions contained in any subsequent publication.

CLEARANCE AND SETTLEMENT

The DTC participants that hold the ETNs through DTC on behalf of investors will follow the settlement practices applicable to equity securities in DTC’s settlement system with respect to the primary distribution of the ETNs and secondary market trading between DTC participants.

USE OF PROCEEDS AND HEDGING

We will use the net proceeds we receive from the sale of the ETNs for the purposes we describe in the accompanying prospectus supplement under “Use of Proceeds and Hedging”.  We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the ETNs as described below.

In anticipation of the sale of the ETNs, we or our affiliates expect to enter into hedging transactions involving purchases or sales of the Index Constituents or listed or over-the-counter options, futures, swaps or other derivative financial instruments linked to the Index or the Index Constituents.  In addition, from time to time after we issue the ETNs, we or our affiliates may enter into additional hedging transactions or unwind those hedging transactions we have entered into. In this regard, we or our affiliates may:

•       acquire or dispose of long or short positions in listed or over-the-counter options, futures, swaps or other derivative financial instruments linked to the Index or the Index Constituents;

•       acquire or dispose of long or short positions in the Index Constituents; or

•       any combination of the above.

We or our affiliates may acquire a long or short position in securities similar to the ETNs from time to time and may, in our or their sole discretion, hold or resell those securities.

Our affiliate, Barclays Capital Inc., may make a market in the ETNs.  In connection with any such market making activities, Barclays Capital Inc. may acquire long or short positions in the ETNs, including through options or other derivative financial instruments linked to the ETNs, and may hedge such long or short positions by selling or purchasing the ETNs or entering into options or other derivative financial instruments linked to the ETNs.

We or our affiliates may close out our or their hedge positions on or before the final valuation date.  That step may involve sales or purchases of the Index Constituents or listed or over-the-counter options, futures, swaps or other derivative financial instruments linked to the Index or the Index Constituents.

The hedging activity discussed above may have an adverse effect on the market value of the ETNs from time to time and the amount payable at maturity or upon early redemption.  See “Risk Factors” in this pricing supplement for a discussion of possible adverse effects related to our hedging activities.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus supplement and, when read in combination therewith, is the opinion of Davis Polk & Wardwell LLP, our special tax counsel.  The following discussion supersedes the discussion in the accompanying prospectus supplement to the extent it is inconsistent therewith.  Except for the discussion under the heading “—Tax Consequences to Non-U.S. Holders” below, this section applies to you only if you are a U.S. Holder (as defined below) and you hold your ETNs as capital assets for tax purposes.  This discussion does not address all aspects of U.S. federal income taxation that may be relevant to you in light of your particular circumstances, including alternative minimum tax consequences, the application of special tax accounting rules under Section 451 and the application of the “Medicare contribution tax” on investment income.  This section does not apply to you if you are a member of a class of investors subject to special rules, such as:

•       a dealer in securities;

•       a trader in securities that elects to use a mark-to-market method of tax accounting for your securities holdings;

•       a financial institution;

•       an insurance company;

•       a tax-exempt entity, including an “individual retirement account” or “Roth IRA” as defined in Section 408 or 408A, respectively;

•       a “regulated investment company” as defined in Section 851;

•       a “real estate investment trust” as defined in Section 856;

•       a partnership or other pass-through entity;

•       a person that owns an ETN as part of a straddle or conversion transaction for tax purposes or that has entered into a “constructive sale” with respect to the ETN;

•       a U.S. person whose functional currency for tax purposes is not the U.S. dollar; or

•       a former citizen or resident of the United States.

If you are a partnership for U.S. federal income tax purposes, the U.S. federal income tax treatment of your partners will generally depend on the status of your partners and your activities.

This section is based on the Code, its legislative history, existing and proposed regulations under the Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the ETNs in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

Tax Consequences to U.S. Holders

The following discussion applies to you if you are a U.S. Holder.  You are a U.S. Holder if you are a beneficial owner of an ETN and you are for U.S. federal income tax purposes:

•       a citizen or individual resident of the United States;

•       a corporation or other entity taxable as a corporation created or organized under the laws of the United States, any state therein or the District of Columbia;

•       an estate whose income is subject to U.S. federal income tax regardless of its source; or

•       a trust if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust.

In the opinion of our special tax counsel, which is based on current market conditions, the ETNs should be treated as prepaid forward contracts with respect to the Index that are not debt instruments.

If the ETNs are so treated (and subject to the discussion below regarding the application of Section 1260), you should generally recognize capital gain or loss upon the sale, exchange, early redemption or maturity of your ETNs in an amount equal to the difference between the amount you receive at such time (other than any amount attributable to the coupon amount, which will be treated as ordinary income as described below) and your tax basis in the ETNs.  In general, your tax basis in your ETNs will be equal to the price you paid for your ETNs.

Capital gain or loss should be long-term capital gain or loss if you are treated for U.S. federal income tax purposes as having held the ETN for more than one year at that time.  The deductibility of capital losses is subject to limitations.  Unless otherwise indicated, the following discussion assumes that the treatment of the ETNs as prepaid forward contracts that are not debt is correct.

In addition, we intend to treat the coupon amount (including amounts received upon the sale, exchange, early redemption or maturity of the ETNs in respect of accrued but unpaid coupon amounts) as ordinary income to you when received or accrued, in accordance with your regular method of accounting for U.S. federal income tax purposes.  The coupon amounts may exceed the amount of ordinary income that you would be required to recognize had you held the Index Constituents and it may be less favorable than a direct investment in the Index Constituents.

Furthermore, the IRS could assert that a “deemed” taxable exchange has occurred on one or more Index rebalancings under certain circumstances. If the IRS were successful in asserting that a taxable exchange had occurred, you could be required to recognize gain (but probably not loss), which would equal the amount by which the fair market value of the ETN exceeds your tax basis in the ETN on the relevant Index rebalancing. Any gain recognized on a deemed exchange should be capital gain. In addition, your holding period for the ETNs would restart after such deemed taxable exchange. You should consult your tax advisor regarding the possible U.S. federal income tax consequences of Index rebalancings.

Potential Application of Section 1260

There is a substantial risk that the ETNs may be treated as “constructive ownership transactions” within the meaning of Section 1260.  Under Section 1260, special tax rules apply to an investor that enters into a “constructive ownership transaction” with respect to a “pass-thru entity.”  If the ETNs are treated as “constructive ownership transactions”, then any long-term capital gain that you realize upon the sale, early redemption or maturity of your ETNs would generally be recharacterized as ordinary income (and an interest charge would apply as if that income had accrued for tax purposes at a constant yield over your holding period for the ETNs) to the extent of the excess gain amount.  If the ETNs are subject to these rules, the excess gain amount will generally be presumed to be equal to all of the long-term capital gain that you recognize in respect of the ETNs unless you provide clear and convincing evidence to the contrary.

It is not clear how the net underlying long-term capital gain should be determined in the case of an instrument, like the ETNs, that is linked to an index that is rebalanced periodically.  One possibility is that the long-term capital gain realized on a sale, early redemption or maturity of an ETN would be subject to potential recharacterization as ordinary income, and subject to an interest charge, to the extent it exceeds the amount of long-term capital gain you can establish would have been realized if you had invested directly in the Index Constituents on the date you purchased your ETNs and rebalanced your portfolio as and when the Index rebalanced.

Whether a holder of the ETNs will realize capital gain in excess of any net underlying long-term capital gain for purposes of Section 1260 will depend on a number of factors that we cannot predict or control.  In particular, if (i) each Index Constituent makes quarterly distributions approximately equal to or greater than such Index Constituent’s ordinary income (and any future Index Constituents have the same or similar distribution policies), (ii) the Index Constituents hold insignificant amounts of “Section 751 assets,” and (iii) no Index Constituent is a “passive foreign investment company” for U.S. federal income tax purposes then, subject to the discussion in the following paragraph, it is possible that the application of Section 1260 to your ETNs would not have any material tax consequences if you can prove such facts with clear and convincing evidence.

In addition, the Index is scheduled to rebalance annually in October of each year, and may be adjusted at other times upon the occurrence of certain events, meaning that the composition of the Index may be adjusted at a time when the ETNs have been held for one year or less.  A holder that had instead purchased direct interests in the Index Constituents would likely have recognized short-term capital gain upon an analogous rebalancing of its portfolio.  By contrast, absent the application of Section 1260 to the ETNs, a holder of ETNs should generally not recognize any short-term capital gain upon the sale, early redemption or maturity of the ETNs as long as such holder holds the ETNs for more than one year.  The excess gain amount that would be recognized upon the sale, early redemption or maturity of the ETNs may therefore exceed zero, meaning that Section 1260 rules described above would apply to such amount.

As mentioned above, if it is applicable, you will only be able to avoid the application of Section 1260 to your ETNs if you can demonstrate through clear and convincing evidence that the excess gain amount in respect of your ETNs is zero. It may be administratively difficult for you to demonstrate whether and to what extent the preceding paragraphs should apply to your ETNs.  It is therefore possible that you will be required to treat the entire gain that you recognize upon the sale, early redemption or maturity of the ETNs as ordinary income that is subject to an interest charge.

Because the application of the Section 1260 constructive ownership rules to the ETNs is unclear, you are strongly urged to consult your tax advisor regarding the potential application of these rules to your investment in the ETNs.

Alternative Treatments

There is no judicial or administrative authority discussing how your ETNs should be treated for U.S. federal income tax purposes.  Therefore, the IRS might assert that the ETNs should be treated in a manner that differs from that described above.  For example, the IRS might assert that your ETNs should be treated as debt instruments subject to the special tax rules governing contingent payment debt instruments.  If your ETNs were so treated, regardless of whether you are an accrual-method or cash-method taxpayer, you would be required to accrue interest income over the term of your ETNs based upon the yield at which we would issue a non-contingent fixed-rate debt instrument with other terms and conditions similar to your ETNs.  You would recognize gain or loss upon the sale, exchange, early redemption or maturity of your ETNs in an amount equal to the difference, if any, between the amount you receive at such time and your adjusted basis in your ETNs.  In general, your adjusted basis in your ETNs would be equal to the amount you paid for your ETNs, increased by the amount of interest you previously accrued with respect to your ETNs.  Any gain you recognize upon the sale, exchange, early redemption or maturity of your ETNs would be ordinary income and any loss recognized by you at such time would be ordinary loss to the extent of interest you included in income in the current or previous taxable years in respect of your ETNs, and thereafter, would be capital loss.

Additionally, if you recognized a loss above certain thresholds, you might be required to file a disclosure statement with the IRS.

Moreover, it is possible that the IRS could seek to tax your ETNs by reference to your deemed ownership of the Index Constituents.  In this case, you could be required to recognize amounts of income that you would have received had you made an actual investment in the Index Constituents and could be required to recognize capital gain or loss, at least a portion of which could be short-term capital gain or loss, respect of a portion of your ETNs each time the Index rebalances or is reconstituted.

Furthermore, in 2007, the U.S. Treasury Department and the IRS released a notice that may affect the taxation of the ETNs.  According to the notice, the U.S. Treasury Department and the IRS are actively considering whether the beneficial owner of an instrument such as the ETNs should be required to accrue ordinary income on a current basis.  The notice also states that the U.S. Treasury Department and the IRS are considering other relevant issues, including whether gain or loss from such instruments should be treated as ordinary or capital, whether non-U.S. investors in instruments such as the ETNs should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 might be applied to such instruments.

It is impossible to anticipate how any ultimate guidance would affect the tax treatment of instruments such as the ETNs.

No statutory, judicial or administrative authority directly discusses how your ETNs should be treated for U.S. federal income tax purposes.  As a result, the U.S. federal income tax consequences of your investment in the ETNs are uncertain and alternative characterizations are possible.  Accordingly, we urge you to consult your tax advisor in determining the tax consequences of an investment in your ETNs in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

“Specified Foreign Financial Asset” Reporting

Owners of “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns.  “Specified foreign financial assets” may include any financial accounts maintained by foreign financial institutions as well as any of the following (which may include the ETNs), but only if they are held for investment and not held in accounts maintained by financial institutions:  (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts that have non-U.S. issuers or counterparties and (iii) interests in foreign entities.  Holders are urged to consult their tax advisors regarding the application of this legislation to their ownership of the ETNs.

Tax Consequences to Non-U.S. Holders

The following discussion applies to you only if you are a “Non-U.S. Holder” of ETNs.  You are a “Non-U.S. Holder” if for U.S. federal income tax purposes, you are a beneficial owner of an ETN that is:

•           a nonresident alien individual;

•           a foreign corporation; or

•           a foreign estate or trust.

You are not a “Non-U.S. Holder” for purposes of this discussion if you are an individual present in the United States for 183 days or more in the taxable year of disposition (including maturity or early redemption) of an ETN.  In this case, you should consult your tax advisor regarding the U.S. federal income tax consequences of the disposition.

Subject to the discussion below, we expect that any coupons paid to you will be withheld upon at a rate of 30%, subject to the possible reduction or elimination of that rate under the “other income” or similar provision of an applicable income tax treaty, unless that income is effectively connected with your conduct of a trade or business in the United States (in which case, in order to avoid withholding, you will likely be required to provide a properly completed IRS Form W-8ECI).  Any “effectively connected income” from your ETNs, including also any gain from the sale or settlement of your ETNs that is or is treated as effectively connected with your conduct of a United States trade or business (and if an applicable treaty so requires, attributable to a permanent establishment in the United States), will be subject to U.S. federal income tax in the same manner as if you were a U.S. Holder.

The U.S. federal income tax treatment of the ETNs is uncertain, and certain potential alternative U.S. federal income tax treatments of the ETNs could affect Non-U.S. Holders of the ETNs.  The IRS could seek to treat you as the beneficial owner of the underlying MLPs and LLCs for U.S. federal income tax purposes.  In that event, you would be treated as engaged in a U.S. trade or business as a result of your ownership of the ETNs.  You could be required to recognize income, gain or loss and file tax returns in the jurisdictions in which the underlying MLPs and LLCs operate (including federal, state and local jurisdictions) as if you owned direct interests in the MLPs and LLCs despite the fact that you will not receive Schedule K-1 or other information returns reporting your share of the MLPs’ and LLCs’ income, gain and loss and may not have access to such information returns.  Moreover, if you are treated as owning the underlying MLPs and LLCs, you could be treated as recognizing income or loss each time the Index is rebalanced.  In addition, you could potentially be subject to a 15% withholding tax on the amount realized when you sell or exchange an ETN (including early repurchase or redemption at maturity) or when you could otherwise be treated as selling one or more partnership interests (e.g., when the Index is rebalanced).  A Non-U.S. Holder that is a foreign corporation could also potentially be subject to the U.S. branch profits tax.

Section 871(m) Withholding

Section 871(m) of the Code and Treasury regulations promulgated thereunder (“Section 871(m)”) impose a 30% withholding tax (or a lower rate under the dividend provision of an applicable income tax treaty) on certain “dividend equivalents” paid or deemed paid with respect to derivatives linked to U.S. stocks or indices that include U.S. stocks under certain circumstances, even in cases where the derivatives do not provide for payments explicitly linked to dividends.  In general, this withholding regime applies to derivatives that substantially replicate the economic performance of one or more underlying U.S. stocks, as determined on the derivatives’ issue date, based on one of two tests set forth in the regulations.  Moreover, the applicable Treasury regulations generally require a “look through” of certain partnerships

(“Covered Partnerships”) that own stock of U.S. corporations.  It would be prudent to assume that many of the Index Components are Covered Partnerships, and that accordingly, subject to the discussion in the following paragraph, ETNs that are issued (or are that are deemed issued) on or after January 1, 2017 will be subject to Section 871(m) of the Code.  Accordingly, the applicable Treasury regulations can deem non-U.S. investors to be receiving dividend equivalents in respect of those underlying U.S. stocks even if no payments on the ETNs are directly traceable to any of these dividends.  Withholding would be based on the amount of dividends paid on underlying U.S. stocks owned by Covered Partnerships that are Index Components underlying the ETNs paid on or after January 1, 2017 during your ownership period.  The aggregate amounts actually paid on those underlying U.S. stocks owned by Covered Partnerships that are Index Constituents underlying the ETNs during the applicable quarter may not be known until the following year, if at all.

We intend to treat ETNs that are issued (or deemed issued) on or after January 1, 2017 as subject to withholding under Section 871(m).

As noted above, we intend to treat (and other withholding agents may likewise treat) any coupon amounts paid to a Non-U.S. Holder as subject to a 30% withholding tax (unless that income is effectively connected with the holder’s conduct of a trade or business in the United States). We believe that such withholding should generally equal or exceed the 30% withholding tax on “dividend equivalent” payments that is required by Section 871(m) and therefore, subject to the discussion below, no additional U.S. withholding tax should be required under Section 871(m) in respect of payments on the ETNs.  Nevertheless, in certain cases, the application of Section 871(m) to the ETNs could increase a Non-U.S. Holder’s substantive U.S. federal income tax liability with respect to the ETNs. For example, a Non-U.S. Holder that sells or redeems ETNs between coupon payment dates could be subject to additional U.S. withholding tax under Section 871(m) in respect of any dividends that were received by the Covered Partnerships in the Index (or that are paid in respect of any U.S. stocks in the Index), in each case since the last coupon payment date for the ETNs. Additionally, Section 871(m) may limit a Non-U.S. Holder’s ability to claim a refund in respect of any U.S.

withholding tax that is imposed with respect to the ETNs.

In addition, it is possible that a withholding agent will take the position that the Section 871(m) tax with respect to the ETNs should be imposed in addition to the 30% withholding tax on the coupon payments on the ETNs, in which case the application of Section 871(m) to the ETNs could significantly increase a Non-U.S. Holder’s tax liability in respect of the ETNs. This risk will be increased if a withholding agent takes the positon that the Section 871(m) withholding should be imposed on a date that is not a payment date with respect to the ETNs (in which case the withholding agent may collect the tax from other assets of a Non-U.S. Holder in its custody).

ETNs issued (or deemed issued) on or after January 1, 2017 will have the same CUSIP and ISIN numbers as ETNs that were issued before that date, and accordingly there is unlikely to be a practical way to distinguish among ETNs that are subject to withholding under this regime and those that are not.  As a result, Non-U.S. Holders of ETNs may not be able to establish to the satisfaction of their custodians or other withholding agents that their ETNs are exempt from Section 871(m) withholding.

The application of Section 871(m) to your ETNs is complex, and uncertainties exist regarding how the regulations will apply to your ETNs. If you are a Non-U.S. Holder, you should consult your tax advisor about the application of Section 871(m) to your ETNs.

If you are not a United States person, you should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the ETNs in light of your particular circumstances.

Foreign Account Tax Compliance Withholding

Legislation commonly referred to as “FATCA” and regulations promulgated thereunder generally impose a withholding tax of 30% on payments to certain non-U.S. entities (including financial intermediaries) with respect to certain financial instruments unless various U.S. information reporting and due diligence requirements have been satisfied. An intergovernmental agreement between the United States and the non-U.S. entity’s jurisdiction may modify these requirements. This legislation generally applies to dividend equivalents, U.S.-source interest or other U.S.-source “fixed or determinable annual or periodical” (“FDAP”) income. If you (or any person through which you hold the ETNs) were to fail to establish an exemption from the FATCA regime, it would be prudent to expect a withholding agent to withhold on any coupon payments and gross proceeds from any taxable disposition of the ETNs (including retirement) under this regime, even if such payments are otherwise exempt from U.S. withholding tax, e.g., under an applicable treaty. However, under recently proposed regulations (the preamble to which specifies that taxpayers are permitted to rely on them pending finalization), no withholding will apply to payments of gross proceeds (other than amounts treated as interest or other “fixed or determinable, annual or periodical” income).

We will not pay additional amounts on account of any such withholding tax. Non-U.S. Holders, and U.S. Holders holding ETNs through a non-U.S. intermediary, should consult their tax advisers regarding the potential application of FATCA to the Securities, including the possibility of obtaining a refund of any tax withheld thereunder from payments that would otherwise be exempt from U.S. withholding tax.

Information Reporting and Backup Withholding

Please see the discussion under “Material U.S. Federal Income Tax Consequences—Information Reporting and Backup Withholding” in the accompanying prospectus supplement for a description of the applicability of the information reporting and backup withholding rules to payments made on your ETNs.

You may be subject to information reporting. You may also be subject to backup withholding on payments in respect of your ETNs unless you provide proof of an applicable exemption or a correct taxpayer identification number and otherwise comply with applicable requirements of the backup withholding rules.  If you are a Non-U.S. Holder, you will not be subject to backup withholding if you provide a properly completed Form W-8 appropriate to your circumstances.

Amounts withheld under the backup withholding rules are not additional taxes, and may be refunded or credited against your U.S. federal income tax liability, provided the required information is furnished to the IRS.

THE TAX CONSEQUENCES TO YOU OF OWNING AND DISPOSING OF THE ETNS ARE

UNCERTAIN.  YOU SHOULD CONSULT YOUR TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF OWNING AND DISPOSING OF ETNS, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN U.S. FEDERAL OR OTHER TAX LAWS.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We sold a portion of the ETNs on the inception date at 100% of the principal amount through Barclays Capital Inc., our affiliate, as principal in the initial distribution. The remainder of the ETNs will be offered and sold from time to time through Barclays Capital Inc., as agent.  Sales of the ETNs by us after the inception date will be made at market prices prevailing at the time of sale, at prices related to market prices or at negotiated prices.  Barclays Capital Inc. will not receive an agent’s commission in connection with sales of the ETNs.

In connection with this offering, we may sell the ETNs to dealers (including our affiliate Barclays Capital Inc.) as principal, and such dealers (including our affiliate Barclays Capital Inc.) may then resell such ETNs to the public at varying prices that the dealers will determine at the time of resale.  In addition, such dealers may make a market in the ETNs, although none of them is obligated to do so and any of them may stop doing so at any time without notice.  This prospectus (including this pricing supplement and the accompanying prospectus, prospectus supplement and prospectus addendum) may be used by such dealers in connection with market-making transactions.  In these transactions, dealers may resell an ETN covered by this prospectus that they acquire from us or from other holders after the original offering and sale of the ETNs, or they may sell an ETN covered by this prospectus in short sale transactions.

Barclays Capital Inc., or another affiliate of ours, or a third party distributor, may purchase and hold some of the ETNs for subsequent resale at variable prices after the initial issue date of the ETNs. In offering ETNs for sale after the initial issue date of the ETNs, there may be circumstances where investors may be offered ETNs from one distributor (including Barclays Capital Inc. or an affiliate) at a more favorable price than from other distributors. Furthermore, from time to time, Barclays Capital Inc. or an affiliate may offer and sell ETNs to purchasers of a large quantity of the ETNs at a more favorable price than it would offer to a purchaser acquiring a smaller quantity of the ETNs.

Broker-dealers and other persons are cautioned that some of their activities may result in their being deemed participants in the distribution of the ETNs in a manner that would render them statutory underwriters and subject them to the prospectus delivery and liability provisions of the Securities Act of 1933, as amended (the “Securities Act”).  Among other activities, broker-dealers and other persons may make short sales of the ETNs and may cover such short positions by borrowing ETNs from us or our affiliates or by purchasing ETNs from us or our affiliates subject to our obligation to repurchase such ETNs at a later date.  As a result of these activities, these market participants may be deemed statutory underwriters.  A determination of whether a particular market participant is an underwriter must take into account all the facts and circumstances pertaining to the activities of the participant in the particular case, and the example mentioned above should not be considered a complete description of all the activities that would lead to designation as an underwriter and subject a market participant to the prospectus-delivery and liability provisions of the Securities Act. This prospectus will be deemed to cover any short sales of ETNs by market participants who cover their short positions with ETNs borrowed or acquired from us or our affiliates in the manner described above.

ANNEX A

NOTICE OF REDEMPTION

To:    [ipathredemptions@barclays.com]

Subject:  iPath® S&P MLP Exchange Traded Notes (the “ETNs”), Notice of Redemption, CUSIP No. 06742A750

[BODY OF EMAIL]

Name of holder:  [ ]

Number of ETNs to be redeemed:  [ ]

Applicable Valuation Date:  [ ], 20[ ]

Contact Name:  [ ]

Telephone #:  [ ]

Acknowledgement: I acknowledge that the ETNs specified above will not be redeemed unless all of the requirements specified in the pricing supplement relating to the redemption of the ETNs are satisfied.

A-1

ANNEX B

CONFIRMATION OF REDEMPTION

Dated:

Barclays Bank PLC

Barclays Bank PLC, as Calculation Agent

Fax:      212-412-1232

Dear Sir/Madam:

The undersigned holder of Barclays Bank PLC’s Global Medium-Term Notes, Series A, iPath® S&P MLP Exchange Traded Notes (the “ETNs”) due December 15, 2042, CUSIP No. 06742A750, redeemable for a cash amount under the terms of the ETNs, hereby irrevocably elects to exercise, on the redemption date of                        , with respect to the number of ETNs indicated below, as of the date hereof, the redemption right as described in the pricing supplement relating to the ETNs (the “Pricing Supplement”).  Terms not defined herein have the meanings given to such terms in the Pricing Supplement.

The undersigned certifies to you that it will (i) instruct its DTC custodian with respect to the ETNs (specified below) to book a delivery vs. payment trade on the valuation date with respect to the number of ETNs specified below at a price per ETN equal to the closing indicative value on the applicable valuation date, facing Barclays DTC 229 and (ii) cause the DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 10:00 a.m., New York City time, on the redemption date.

Very truly yours,
[NAME OF HOLDER]

Name:
Title:
Telephone:
Fax:
E-mail:

Number of ETNs surrendered for redemption:

DTC # (and any relevant sub-account):

Contact Name:
Telephone:

(You must redeem at least 50,000 ETNs at one time and pay a redemption charge in order to exercise your right to redeem your ETNs on any redemption date.)

B-1

BARCLAYS BANK PLC

$800,000,000

iPath® S&P MLP Exchange Traded Notes

GLOBAL MEDIUM-TERM NOTES, SERIES A

Pricing Supplement dated October 14, 2020

(to Prospectus dated August 1, 2019, Prospectus Supplement dated August 1, 2019 and Prospectus Addendum dated May 11, 2020)